Exhibit 4(h)
Stock Purchase Agreement among Koninklijke Philips Electronics N.V.,
Philips Semiconductors International B.V.
and
KASLION Acquisition B.V.
Execution Version
STOCK PURCHASE AGREEMENT
among
Koninklijke Philips Electronics N.V.,
Philips Semiconductors International B.V.
(currently being renamed NXP B.V.)
and
KASLION Acquisition B.V.
Dated as of September 28, 2006

- i -

- ii -

- iii -

EXHIBITS AND SCHEDULES

EXHIBITS
Exhibit 1.1(a)	List of Ancillary Agreements
Exhibit 1.1(b)	List of Management Presentations
Exhibit 1.1(c)	Intellectual Property Transfer and License Agreement
Exhibit 1.1(d)	Estimate of commissions, fees and expenses

SCHEDULES
Schedule 1.1(a)*	Disclosure Letter
Schedule 1.1(b)	Antitrust Approvals
Schedule 1.1(c)*	Disentanglement
Schedule 1.1(d)*	Philips Knowledge Group
Schedule 1.1(e)*	Company Knowledge Group
Schedule 1.1(f)*	Newco Knowledge Group
Schedule 2.3	Form of Notarial Deed
Schedule 2.6(c)*	Relevant Third Party Consent Entity Valuation Amounts
Schedule 2.7(a)(i)*	Form of Closing Date Net Cash Statement
Schedule 2.7(a)(ii)*	Form of Closing Date Net Working Capital Statement
Schedule 2.7(a)(iii)	Specific Accounting Methods, Policies and Procedures
Schedule 3.7*	Philips Equity Commitment Letter
Schedule 4.1(a)*	Company Subsidiaries
Schedule 4.1(b)	Organizational Documents of Company
Schedule 4.5(d)*	Minority Interests
Schedule 4.6*	Audited Financial Statements
Schedule 4.11(a)*	Benefit Plans
Schedule 4.13(a)*	Owned Real Property
Schedule 4.13(b)*	Leased Real Property
Schedule 4.16*	Material Contracts
Schedule 4.18*	Insurance Policies
Schedule 4.19*	Sufficiency of Assets Carve-out
Schedule 4.20*	Debt Commitment Letter
Schedule 5.8*	Investor Equity Commitment Letters
Schedule 6.2(b)*	Permitted Conduct
Schedule 6.8(c)	Certain Employee Matters

*	Incorporated by reference to the corresponding schedule to the draft of this Agreement attached to the Offer Letter.

- iv -

     STOCK PURCHASE AGREEMENT, dated as of September 28, 2006, among Koninkljke Philips Electronics N.V., a limited liability company incorporated under the laws of The Netherlands (“Philips”), Philips Semiconductors International B.V. (currently being renamed NXP B.V.), a limited liability company incorporated under the laws of The Netherlands (the “Company”) and KASLION Acquisition B.V., a limited liability company incorporated under the laws of The Netherlands (“Newco”).
W I T N E S E T H:
     WHEREAS, Philips owns all of the issued and outstanding shares, par value €455 per share (the “Company Shares”), of the Company;
     WHEREAS, Philips is engaged worldwide in the business of developing, designing, manufacturing, assembling, selling and distributing semiconductors and certain other components for applications primarily in the home, mobile and personal, and automotive and identification markets as well as multi-market semiconductors, and certain related software licensing activities, all of which, as of the Closing, will be conducted through the Company and the Company Subsidiaries as more fully described in the Disentanglement Schedule (the “Business”) and reflected in the Audited Financial Statements;
     WHEREAS, Philips desires to sell to Newco and Newco desires to purchase from Philips the Company Shares upon the terms and conditions set forth in this Agreement;
     WHEREAS, Philips, the Company and Newco desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;
     WHEREAS, Philips and the Company have received the Debt Commitment Letter from the Financing Banks, confirming the Financing Banks’ commitment to provide the Company with the Debt Financing;
     WHEREAS, Philips and its Affiliates (excluding the Company and the Company Subsidiaries), on the one hand, and the Company and the Company Subsidiaries, on the other hand, have entered or shall enter, at or prior to Closing, into the Ancillary Agreements governing their relationship in the period following the Closing; and
     WHEREAS, the Investors have executed and delivered to each of Newco and Philips the equity commitment letters attached hereto as Schedule 5.8 (the “Investor Equity Commitment Letters”) and Philips has executed and delivered to Newco and the Investors the equity commitment letter attached hereto as Schedule 3.7 (the “Philips Equity Commitment Letter” and, together with the Investor Equity Commitment Letters, the “Equity Commitment Letters”);

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS AND TERMS
     Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:
          “Adjustment Amount” has the meaning set forth in Section 2.7(e).
          “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made, provided that, with respect to Philips, in respect of any period commencing at or after the Closing, Affiliate shall not include the Company and the Company Subsidiaries. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
          “Agreement” means this Stock Purchase Agreement, including all Schedules and Exhibits thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.
          “Amsterdam Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in Amsterdam are open for normal business.
          “Ancillary Agreements” means the agreements listed in Exhibit 1.1(a), which will be effective prior to or as of the Closing Date.
          “Antitrust Approvals” means the approvals listed in Schedule 1.1(b).
          “Antitrust Laws” means the Laws identified in Schedule 1.1(b).
          “Assets” means all assets, both tangible and intangible, of every kind, nature and description.
          “Audited EBIT Statement” has the meaning set forth in Section 4.6.
          “Audited Financial Statements” has the meaning set forth in Section 4.6.

          “Audited Net Operating Capital Statement” has the meaning set forth in Section 4.6.
          “Benefit Plans” has the meaning set forth in Section 4.11(a)(i).
          “Business” has the meaning set forth in the Preamble.
          “Business Day” means each day that is an Amsterdam Business Day and a New York Business Day.
          “Claim Notice” has the meaning set forth in Section 8.4(a).
          “Closing” has the meaning set forth in Section 2.3.
          “Closing Conditions” has the meaning set forth in Section 2.3.
          “Closing Date” has the meaning set forth in Section 2.3.
          “Closing Date Financial Statements” has the meaning set forth in Section 2.7(a).
          “Closing Date Net Cash Position” has the meaning set forth in Section 2.7(a).
          “Closing Date Net Cash Statement” has the meaning set forth in Section 2.7(a).
          “Closing Date Net Working Capital” has the meaning set forth in Section 2.7(a).
          “Closing Date Net Working Capital Statement” has the meaning set forth in Section 2.7(a).
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Company” has the meaning set forth in the Preamble.
          “Company Premises” means all Owned Real Property, Leased Real Property, buildings and adjuncts of the Company and the Company Subsidiaries at which the Business is carried out.
          “Company Securities” means any shares of capital stock or other equity interests in, or securities of, the Company or any Company Subsidiary or any securities, rights or obligations convertible into, exchangeable for or exercisable to acquire any securities of the Company or any Company Subsidiary.
          “Company Shares” has the meaning set forth in the Preamble.

          “Company Subsidiary” means, as of any date, any Subsidiary of the Company and, in respect of any period ending prior to the Closing, any Subsidiary of Philips carrying on any part of the Business at the relevant time.
          “Company X” has the meaning set forth in Section 8.2(a).
          “Company X Claims” has the meaning set forth in Section 8.2(a).
          “Company X Losses” has the meaning set forth in Section 8.2(a).
          “Consent” means any consent, approval, clearance, compliance, exemption, authorization, order, filing, registration or qualification of or with any Person, including any waiver of unilateral termination or similar rights upon a change of control of any Person.
          “Debt Commitment Letter” has the meaning set forth in Section 4.20.
          “Debt Financing” means the debt financing for the Debt Financing Amount set forth in the Debt Commitment Letter (which, for the avoidance of doubt, excludes the Revolving Credit Facility).
          “Debt Financing Amount” means an amount in euros equal to €4,500,000,000.
          “Deferred Closing Date” has the meaning set forth in Section 2.6(b).
          “Disentanglement” means the transfer by Philips, either directly or through its Affiliates (excluding the Company and the Company Subsidiaries), to the Company or one or more of the Company Subsidiaries of certain Assets and Liabilities relating to the Business and the Employees, as more fully described in the Disentanglement Schedule.
          “Disentanglement Schedule” means Schedule 1.1(c).
          “Due Diligence Information” means any information which could reasonably be expected to be apparent from a prima facie review of the following: (a) the information contained in the Virtual Data Room on July 26, 2006, (b) the documents and written information provided to the Investors and their representatives and advisors during and pursuant to question and answer sessions and (c) the documents and written information provided to the Investors and their representatives and advisors in the management presentations held on July 5, 6, 7, 10, 11, 12, 13, 14, 17, 18, 19, 20, 21, 24 and 25, 2006, as listed in Exhibit 1.1(b), all of which are electronically stored on the DVDs previously delivered by Philips to Newco.
          “Employees” means all Persons who immediately prior to the Closing will be employed by Philips or any Affiliate of Philips exclusively in the Business, including,

in each case, those who are on short-term disability as of the Closing and any other corporate or administrative employees that are intended to be transferred as agreed between Philips and Newco pursuant to the Disentanglement Schedule.
          “Encumbrance” means any lien, pledge, charge, claim, encumbrance, security interest, option, mortgage, easement, or other restriction of any kind.
          “Environmental Law” means any Law and any Governmental Authorization concerning the protection of the environment and health and safety (including air, surface water, groundwater, drinking water supply, and surface or subsurface land or structures), or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any hazardous substance or waste material.
          “Equity Commitment Letters” has the meaning set forth in the Preamble.
          “EU” means the European Union.
          “EURIBOR” means the six-month interbank offered rate with respect to deposits in Euros which appears on the Moneyline Telerate page 248 as of 11:00 a.m., London time, on the day that is two Business Days preceding the Closing.
          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
          “Exhibits” means the Exhibits listed under “Exhibits and Schedules” and attached to this Agreement.
          “Financing Banks” means Morgan Stanley Senior Funding Inc., Morgan Stanley Bank International Limited, Deutsche Bank Securities Inc., Deutsche Bank AG London Branch, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Merrill Lynch, Pierce Fenner & Smith Incorporated and Merrill Lynch Capital Corporation.
          “GAAP” means generally accepted accounting principles in the United States.
          “Governmental Authority” means any federal, state or local court, administrative body or other governmental or quasi-governmental entity with competent jurisdiction.
          “Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals issued by or obtained from a Governmental Authority or Self-Regulatory Organization.

          “Governmental Order” means any order, writ, judgment, injunction, decree, declaration, stipulation, determination or award entered by or with any Governmental Authority.
          “Indebtedness” means (a) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (b) all liabilities for the deferred purchase price of property; (c) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases and (d) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b) or (c) above to the extent of the obligation secured, and all liabilities as obligor, guarantor, or otherwise, to the extent of the obligation secured.
          “Indemnified Parties” has the meaning set forth in Section 8.4(a).
          “Indemnifying Party” has the meaning set forth in Section 8.4(a).
          “Independent Accountant” means the Amsterdam office of
PricewaterhouseCoopers or such other firm of independent certified public accountants as to which Philips and Newco shall mutually agree.
          “Initial Closing Antitrust Approvals” means the approvals identified in Schedule 1.1(b) as Initial Closing Antitrust Approvals.
          “Initial Closing Antitrust Laws” means the Laws identified in Schedule 1.1(b) in relation to the Initial Closing Antitrust Approvals.
          “Intellectual Property” has the meaning set forth in the Intellectual Property Transfer and License Agreement.
          “Intellectual Property Transfer and License Agreement” means the Intellectual Property Transfer and License Agreement between Philips and the Company, substantially in the form of Exhibit 1.1(c), which will be effective prior to or as of the Closing Date.
          “Intercompany Accounts” means all balances related to Indebtedness, excluding trade receivables and trade payables, between Philips and its Subsidiaries (other than the Company and the Company Subsidiaries) on the one hand, and the Company and the Company Subsidiaries, on the other hand.
          “Intercompany Loans” has the meaning set forth in Section 6.10(c).

          “Investor Equity Commitment Letters” has the meaning set forth in the Preamble.
          “Investors” means KKR European Fund II, Limited Partnership, KKR Millenium Fund (Overseas), Limited Partnership, Silver Lake Partners II, Cayman, L.P. and AlpInvest CS Investments 2006 C.V.
          “Ji-Lin” has the meaning set forth in Section 2.6.
          “Knowledge” or any similar phrase means the actual knowledge, after reasonable inquiry, of, in the case of Philips, the individuals named in Schedule 1.1(d), in the case of the Company, the individuals named in Schedule 1.1(e) and, in the case of Newco, the individuals named in Schedule 1.1(f).
          “Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Governmental Authority or Self-Regulatory Organization.
          “Leased Real Property” has the meaning set forth in Section 4.13(b).
          “Leases” has the meaning set forth in Section 4.13(b).
          “Legal Proceeding” means a civil, criminal or administrative action, suit, proceeding, claim, arbitration, hearing or investigation, including any final judgment, order or decree resulting therefrom.
          “Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.
          “Losses” means all damages, losses, costs (including reasonable legal fees and expenses and reasonable experts’ and consultants’ fees), charges and expenses assessed in accordance with Article 6:96 et. seq. of the Dutch Civil Code, but excluding any loss of profit, loss of revenue, loss of goodwill and any other indirect or consequential losses, provided that the aforesaid exclusion shall not extend to any loss of profit, loss of revenue, loss of goodwill or any indirect or consequential losses suffered by customers, suppliers or other contract parties for which the Company or a Company Subsidiary is or becomes liable, it being understood that for the purposes of calculating the quantum of such Losses suffered by Newco, Newco’s Losses shall be deemed to include the amount required to put the Company and/or relevant Subsidiary in the position it would have been in had there been no breach of the relevant provision of this Agreement, provided, however, that any such amounts shall be calculated as aforesaid and, without limitation, shall exclude any loss of profit, loss of revenue, loss of goodwill or any indirect or consequential losses.
          “Material Contracts” has the meaning set forth in Section 4.16.
          “Mitigation Actions” has the meaning set forth in Section 8.8.
          “Net Cash Position” means, as of any date, an amount equal to the sum of the cash and debt items of the Company or any Company Subsidiary, calculated on a consolidated basis, to the extent such items are included in the line items set out in the form of the Net Cash Statement, attached hereto as Schedule 2.7(a)(i).
          “Net Debt Financing Amount” means €3,765,970,000, being the Debt Financing Amount minus the sum of (a) an amount of €130,030,000 representing the agreed amount of the commissions, fees and expenses to be paid in connection with the Debt Financing and the agreed amount of the commissions, fees and expenses paid or payable as of the Closing Date in connection with the Revolving Credit Facility (which has been determined as set forth in Exhibit 1.1(d)) and (b) an amount of €604,000,000 to be retained by the Company.
          “Net Working Capital” means the sum of the working capital items of the Company and the Company Subsidiaries, calculated on a consolidated basis, to the extent such items are included in the line items set out in the form of the Net Working Capital Statement, attached hereto as Schedule 2.7(a)(ii).
          “New York Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are authorized or obligated by Law or executive order to close.
          “Newco” has the meaning set forth in the Preamble.
          “Newco Material Adverse Effect” means an effect that is materially adverse to the ability of Newco to consummate the Transaction, either at all or on the time schedule contemplated by this Agreement.
          “Newco’s Objection” has the meaning set forth in Section 2.7(b).
          “Notary” means Jean Schoonbrood or another notary of De Brauw Blackstone Westbroek N.V., or, in each case, his or her substitute.
          “Notice Period” has the meaning set forth in Section 8.4(a).
          “Offer Letter” means the letter agreement, dated August 3, 2006, among Philips, Newco and KASLION Holding B.V., a limited liability company organized under the laws of The Netherlands.

          “Ordinary Course” or “Ordinary Course of Business” means the conduct of the Business in accordance with normal day-to-day customs, practices and procedures and consistent with past practice.
          “Organizational Documents” means with respect to any corporation, its articles or certificate of incorporation and by-laws, and with respect to any other type of entity, its organizational documents.
          “Owned Real Property” has the meaning set forth in Section 4.13(a).
          “Parties” means each of Philips, the Company and Newco.
          “Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Authority, a trust or other entity or organization.
          “Philips” has the meaning set forth in the Preamble.
          “Philips Equity Commitment Letter” has the meaning set forth in the Preamble.
          “Philips Intellectual Property” has the meaning set forth in the Intellectual Property Transfer and License Agreement.
          “Philips Material Adverse Effect” means a change, effect, circumstance or development that is materially adverse to the financial condition, properties, assets, liabilities, business or results of operations of the Business, taken as a whole; provided that none of the following (or the results thereof), in and of themselves, shall be deemed to give rise to a Philips Material Adverse Effect: (a) any change after the date hereof in Law or generally accepted accounting principles, or interpretations thereof, applicable to the Business, (b) any change in economic conditions or financial markets generally, (c) any change in business conditions or industry-wide factors generally affecting the semiconductor industry, (d) any acts of war, declared or undeclared, armed hostilities, sabotage or terrorism, (e) any loss of, or adverse change in the relationship with, employees, customers or suppliers of the Business proximately caused by the pendency or the announcement of the Transaction or the other transactions contemplated by this Agreement, (f) any failure to meet any estimates of revenues or earnings for the Business for any period ending on or after the date of this Agreement and prior to the Closing, provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such a failure has resulted in a Philips Material Adverse Effect or (g) the receipt by the Company of the Debt Financing Amount and the payment by the Company of the Net Debt Financing Amount to Philips in accordance with Section 6.10(c); and provided, further, that with respect to clauses (b), (c) and (d), such change, effect, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) the Business or (ii) disproportionately adversely affect the Business compared to other companies of similar size operating in the semiconductor industry.
          “Post-Closing Tax Period” has the meaning set forth in Section 6.9(a)(iii).
          “Pre-Closing Tax Period” has the meaning set forth in Section 6.9(a)(iii).
          “Purchase” has the meaning set forth in Section 2.1.
           “Purchase Price” has the meaning set forth in Section 2.2.
          “Reference Net Cash Position” means €146 million.
          “Reference Net Working Capital” means €491 million.
          “Registered Intellectual Property” has the meaning set forth in the Intellectual Property Transfer and License Agreement.
          “Related Claims” has the meaning set forth in Section 8.4(f).
          “Relevant Third Party Consent Entity” has the meaning set forth in Section 2.6(a).
          “Remaining Disagreements” has the meaning set forth in Section 2.7(c).
          “Revolving Credit Facility” means the €500 million revolving credit facility set forth in the Debt Commitment Letter.
          “Schedules” means the Schedules listed under “Exhibits and Schedules” and attached to this Agreement.
          “Self-Regulatory Organization” means the National Association of Securities Dealers, Inc., the American Stock Exchange, the National Futures Association, the Chicago Board of Trade, the New York Stock Exchange, any national securities exchange (as defined in the Exchange Act), any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization.
          “Straddle Tax Period” has the meaning set forth in Section 6.9(a)(iii).
          “Subsidiary” means with respect to any Person (other than a natural Person) any other Person of which (i) the first mentioned Person or any Subsidiary thereof is a general partner, (ii) voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is held by the first mentioned Person and/or by any one or more of its Subsidiaries, or (iii) at least 50%

of the equity interests of such other Person is, directly or indirectly, owned or controlled by such first mentioned Person and/or by any one or more of its Subsidiaries.
          “Subscription Agreement” means the Subscription Agreement, dated as of the date hereof, among Newco, KASLION Holding B.V., Philips and Stichting Management Co-Investment NXP.
          “Tax Returns” means all reports and returns required to be filed with respect to Taxes.
          “Taxes” means all forms of taxation, whether direct or indirect, including income, gross receipts, windfall profits, value added, severance, property, production, sales, use, duty, license, excise, franchise, employment, withholding or similar taxes, (including social security contributions and any other payroll taxes), together with any interest, additions or penalties with respect thereto imposed by any governmental, taxing or other authority responsible for the imposition, administration or collection of any Tax (a “Taxing Authority”) and any interest in respect of such additions or penalties.
          “Taxing Authority” has the meaning set forth in the definition of Taxes in this Section 1.1.
          “Tax Matter” has the meaning set forth in Section 6.9(e).
          “Third Party Claim” has the meaning set forth in Section 8.4(a).
          “Third Party Consent Entity” has the meaning set forth in Section 2.6.
          “Transaction” means the purchase and sale of the Company Shares pursuant to, and the other transactions contemplated by or referred to in, this Agreement, including the Disentanglement.
          “Virtual Data Room” means the electronic data room created for purposes of the Transaction contemplated hereby and maintained by IntraLinks, Inc.
     Section 1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.
     Section 1.3 Other Definitional Provisions. Unless the express context otherwise requires:
     (a) Unless otherwise specifically indicated, the word “day” means “calendar day”;

     (b) the words “hereof”, “herein”, “hereunder” and “hereby” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
     (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;
     (d) the terms “Dollars” and “$” mean U.S. Dollars;
     (e) the terms “euros” and “€” mean Euros;
     (f) references in this Agreement to a specific Section, Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement;
     (g) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;
     (h) references in this Agreement or in any Exhibit or Schedule to “North” shall refer to Philips and to “Lion” shall refer to the Company;
     (i) references in this Agreement to any gender include each other gender; and
     (j) references in this Agreement to “the date hereof”, “the date of this Agreement” and similar references shall refer to August 3, 2006, being the date of the Offer Letter.
ARTICLE II
PURCHASE AND SALE
     Section 2.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, Philips agrees to sell and transfer the Company Shares to Newco, and Newco agrees to purchase the Company Shares from Philips, free and clear of all Encumbrances (the “Purchase”).
     Section 2.2 Consideration. Upon the terms and subject to the conditions of this Agreement, at the Closing, in consideration for the Company Shares, Newco shall pay to Philips an amount in cash equal to €4,305,030,000, being €4,175,000,000 plus an additional amount of €130,030,000 representing the agreed amount of the commissions, fees and expenses to be paid in connection with the Debt Financing and the agreed amount of the commissions, fees and expenses paid or payable as of the Closing Date in connection with the Revolving Credit Facility (which has been determined as set forth in Exhibit 1.1(d)) (together, the “Purchase Price”), subject to adjustment for the Adjustment Amount as provided in Section 2.7. €854,313,000 of the Purchase Price shall be paid by way of a set-off against the Philips Subscription Price (as defined in the Subscription Agreement).

     Section 2.3 Closing. The closing of the Purchase (the “Closing”) shall take place at the offices of De Brauw Blackstone Westbroek N.V., Tripolis, Burgerweeshuispad 301, 1076 HR Amsterdam, The Netherlands, on the fifth Business Day following the satisfaction or waiver of such conditions or, in Philips’ discretion, on the last Business Day of the monthly reporting period of Philips in which such satisfaction or waiver occurred (other than with respect to those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) (the “Closing Conditions”) or at such other place and time as the Parties may agree. Philips shall provide Newco with written notice of its election pursuant to the preceding sentence at least five Business Days prior to the Closing Date. The Parties agree that time is of the essence in causing the Closing to occur and shall use their reasonable efforts to cause the Closing to occur as promptly as possible. The date on which Closing occurs is referred to in this Agreement as the “Closing Date”. At the Closing, Philips shall transfer the Company Shares to Newco and Newco shall accept the Company Shares from Philips and acknowledge the transfer. The transfer, acceptance and acknowledgment shall be affected before the Notary by way of a notarial deed substantially in the form set forth as Schedule 2.3.
     Section 2.4 Deliveries by Philips and the Company. At the Closing, Philips and the Company shall deliver, or cause to be delivered, to Newco the following:
     (a) the certificate to be delivered pursuant to Section 7.2(c);
     (b) such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Newco, as may be required to give effect to this Agreement; and
     (c) at the election of Philips, either a written assignment of all of the rights of Philips and any of its Affiliates under all of the confidentiality agreements concluded in the context of the process leading up to this Transaction as well as all the alternative options referred to in Section 4.7 or a written undertaking by Philips to enforce same at Newco’s sole direction and expense.
     Section 2.5 Deliveries by Newco. At the Closing, Newco shall deliver to Philips the following:
     (a) the certificate to be delivered pursuant to Section 7.3(c); and
     (b) such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Philips, as may be required to give effect to this Agreement.
     Section 2.6 Deferred Closing. In the event that any Person whose Consent is required to effect the transfer of Philips’ direct and indirect interests in Advanced Semiconductor Manufacturing Corporation Limited or Philips Ji-Lin Semiconductors Co.

Ltd. (“Ji-Lin”, and each, a “Third Party Consent Entity”) from Philips and its Affiliates to the Company or one of the Company Subsidiaries has not given such consent:
     (a) The Closing shall proceed as described in Section 2.3, except that the Closing shall be deferred with respect to any Third Party Consent Entity for which not all Persons whose Consent is required to effect the transfer of such Third Party Consent Entity have given such consent at or before the Closing (each, a “Relevant Third Party Consent Entity”).
     (b) The Closing in respect of each Relevant Third Party Consent Entity shall take place at the offices of De Brauw Blackstone Westbroek N.V., Tripolis, Burgerweeshuispad 301, 1076 HR Amsterdam, The Netherlands, on the first Business Day of the month following the month in which all relevant Consents for the transfer of such Relevant Third Party Consent Entity have been obtained (the “Deferred Closing Date”) or at such other place and time as the Parties may agree.
     (c) If any Consents with respect to any Relevant Third Party Consent Entity remain outstanding at June 30, 2007, this Agreement shall cease to apply in respect of such Relevant Third Party Consent Entity as if such Relevant Third Party Consent Entity was never included in the Transaction, whereupon Philips shall pay to Newco the amount of cash corresponding to such Relevant Third Party Consent Entity as set forth in Schedule 2.6(c).
     (d) The Parties shall cooperate to ensure that, until Closing occurs in respect of each Relevant Third Party Consent Entity, all commercial relations and contracts between, on the one hand, that portion of the Business in respect of which Closing takes place as scheduled in Section 2.3, and, on the other hand, the Relevant Third Party Consent Entity, are maintained in the Ordinary Course of Business and, for the avoidance of doubt, the provisions of the last sentence of Section 6.11 shall apply to any Relevant Third Party Consent Entity.
     Section 2.7 Post-Closing Adjustment.
     (a) Preparation of Closing Date Net Cash Statement and Net Working Capital Statement. Philips shall as soon as practicable, and in no event later than ninety (90) days after the Closing Date, prepare or cause to be prepared (i) a consolidated net cash statement for the Company and the Company Subsidiaries as of the Closing Date substantially in the form set forth in Schedule 2.7(a)(i) (the “Closing Date Net Cash Statement”) and (ii) a consolidated net working capital statement for the Company and the Company Subsidiaries as of the Closing Date substantially in the form set forth in Schedule 2.7(a) (the “Closing Date Net Working Capital Statement” and, together with the Closing Date Net Cash Statement, the “Closing Date Financial Statements”). The Closing Date Financial Statements shall be prepared in accordance with (i) the accounting methods, policies, practices and procedures set forth on Schedule 2.7(a)(iii), (ii) to the extent supplemental guidance is required, the past accounting methods, policies, practices and procedures of Philips and the Company and in the same manner, with consistent classification and estimation methodology, as the Audited Net Operating Capital Statement, and (iii) to the extent further supplemental guidance is required, GAAP. Upon completion of the Closing Date Financial Statements, Philips shall derive from the Closing Date Net Cash Statement the Net Cash Position as of the Closing Date (the “Closing Date Net Cash Position”) and from the Closing Date Net Working Capital Statement the Net Working Capital as of the Closing Date (the “Closing Date Net Working Capital”) and deliver each such statement along with such amounts to Newco.
     (b) Review of Closing Date Financial Statements. Newco shall complete its review of the Closing Date Financial Statements within thirty (30) days after delivery thereof by Philips. In the event that Newco determines that the Closing Date Financial Statements have not been prepared on the basis set forth in Section 2.7(a), Newco shall, on or before the last day of such 30-day period, so inform Philips in writing (such writing, “Newco’s Objection”), setting forth a detailed description of the basis of Newco’s determination and the adjustments to the Closing Date Financial Statements that Newco believes should be made; provided, however, that (i) no item of dispute shall be the subject of Newco’s Objection unless the amount proposed by Newco for such item differs from the amount of such item for purposes of the preparation of the Closing Date Financial Statements delivered pursuant to Section 2.7(a) by more than €250,000 and the aggregate amount of Newco’s adjustments would cause the Closing Date Financial Statements (if accepted in accordance with the succeeding paragraph) to differ from the Closing Date Financial Statements delivered pursuant to Section 2.7(a) by more than €10 million, in which case the entire amounts and not just the excess over €250,000 or €10 million, as the case may be, may be proposed; (ii) unless a proposal is made based on a consistent application of the accounting methods, policies, practices and procedures set forth in Section 2.7(a), no item of dispute shall be the subject of Newco’s Objection that is based on developments after the Closing Date or involves a judgment as to the future prospects of the Business or similar matters that are forward-looking in nature; and (iii) no adjustments shall be permitted to the extent they relate to (A) the specific indemnity rights set out in this Agreement relating to Company X Claims, Company X Losses or Related Claims, (B) the specific Tax indemnities set out in Section 6.9 (but for the avoidance of doubt it being understood that if a particular Tax Liability is included in the definition of Closing Date Net Working Capital, nothing shall prevent Newco from proposing adjustments for such items and if and to the extent such items result in an adjustment of the Purchase Price there shall be no double claim under Section 6.9) or (C) matters that are the subject of a settled indemnification claim already notified under this Agreement. In connection with, and as a condition to, the resolution of Newco’s Objection, Philips and Newco shall enter into an agreement stating that such resolution shall foreclose any right to indemnification with respect to the matters at issue to the extent they would otherwise also have been recoverable pursuant to Section 8.2. If no Newco’s Objection is received by Philips on or before the last day of such 30-day period, then the Closing Date Net Cash Position and the Closing Date Net Working Capital

derived from the Closing Date Net Financial Statements delivered by Philips to Newco shall be final.
     (c) Determination by Independent Accountant. Philips shall have thirty (30) days from its receipt of Newco’s Objection to review and respond to Newco’s Objection. If Philips and Newco are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in Newco’s Objection within fifteen (15) days following the completion of Philips’ review of Newco’s Objection, each of them shall have the right to refer any remaining disagreements (the “Remaining Disagreements”) to the Independent Accountant which, acting as experts and not as arbitrators, shall determine, on the basis set forth in and in accordance with Section 2.7(a), and only with respect to the Remaining Disagreements so submitted, whether and to what extent, if any, the Closing Date Net Cash Statement, the Closing Date Net Working Capital Statement, the Closing Date Net Cash Position and/or the Closing Date Net Working Capital require adjustment. Newco and Philips shall instruct the Independent Accountant to deliver its written determination to Newco and Philips no later than thirty (30) days after the Remaining Disagreements are referred to the Independent Accountant. The Independent Accountant’s determination shall be conclusive and binding upon Newco and Philips and their respective Affiliates, absent manifest error. The fees and disbursements of the Independent Accountant shall be borne by Philips and Newco in the proportion that the aggregate value of those Remaining Disagreements that the Independent Accountant determines require adjustment bears to the aggregate value of those Remaining Disagreements that the Independent Accountant determines not to require adjustment. Philips and Newco shall make readily available to the Independent Accountant all relevant books and records and any work papers (including those of the Parties’ respective accountants, subject to customary hold-harmless agreements) relating to the Closing Date Financial Statements and Newco’s Objection and all other items reasonably requested by the Independent Accountant in connection therewith.
     (d) Cooperation. Newco and the Company shall provide to Philips and its accountants full access to the books and records of the Company and the Company Subsidiaries and to any other information, including work papers of its accountants (subject to customary hold harmless covenants), and to any employees during regular business hours and on reasonable advance notice, to the extent necessary for Philips to prepare the Closing Date Financial Statements, to respond to Newco’s Objection and to prepare materials for presentation to the Independent Accountant in connection with Section 2.7(c). Newco and its accountants shall be provided full access to all information used by Philips in preparing the Closing Date Financial Statements, including the work papers of its accountants (subject to customary hold harmless covenants).
     (e) Payment of Adjustment Amount. If the sum (the “Adjustment Amount”) of (i) the result of the Closing Date Net Cash Position minus the Reference Net Cash Position and (ii) the result of the Closing Date Net Working Capital minus the Reference Net Working Capital is a positive number, Newco shall promptly (and in any event within five Business Days) after the final determination thereof pay to Philips the

Adjustment Amount, and, if the Adjustment Amount is a negative number, Philips shall promptly (and in any event within five Business Days) after the final determination thereof pay to Newco the absolute value of the Adjustment Amount, in each case, plus interest from the Closing Date to, but not including, the date of payment at EURIBOR calculated based on (i) the actual number of days between the Closing Date and the date of payment of the Adjustment Amount, divided by (ii) 365, in Euros by wire transfer of immediately available funds to an account designated by Philips or Newco, as the case may be. For purposes of calculating the Closing Date Net Cash Position and the Closing Date Net Working Capital, any amounts in currencies other than Euros shall be translated into Euros using the applicable exchange rates prevailing on the Closing Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING PHILIPS
     Subject to the exceptions set forth in the Schedules, Philips represents and warrants to Newco as follows:
     Section 3.1 Corporate Status. Philips is a limited liability company duly organized and validly existing under the laws of The Netherlands. Each Affiliate of Philips that is party to an Ancillary Agreement is a limited liability company duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization.
     Section 3.2 Due Authorization, Execution and Delivery; Enforceability. Philips has full corporate power and authority to execute and deliver this Agreement and to perform its obligations thereunder. This Agreement has been duly authorized, executed and delivered by Philips and constitutes a valid and legally binding agreement of Philips, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Philips and each Affiliate of Philips has full corporate power and authority to execute and deliver each Ancillary Agreement to which it is a party and to perform its obligations thereunder. Each Ancillary Agreement to which Philips or an Affiliate of Philips is a party has been duly authorized, executed and delivered by Philips or such Affiliate, as the case may be, and constitutes a valid and legally binding agreement of Philips or such Affiliate, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
     Section 3.3 No Conflicts. The execution, delivery and performance by Philips of this Agreement and the consummation of the Transaction do not and will not, and the execution, delivery and performance by Philips and each Affiliate of Philips of each Ancillary Agreement to which Philips or such Affiliate is a party will not (i) violate any provision of the Organizational Documents of Philips or such Affiliate or (ii) assuming the receipt of all Consents referred to in Section 3.4, to Philips’ Knowledge, violate or result in a breach of or constitute a default under any Law to which Philips or such Affiliate is subject, other than violations, breaches or defaults that would not reasonably be expected to prevent, materially delay or materially impair the ability of Philips or such Affiliate to consummate the Transaction.
     Section 3.4 Consents. No material Consent of or with any Governmental Authority or other Person is required to be obtained, made or effected by Philips or any Affiliate of Philips (excluding the Company and the Company Subsidiaries) in connection with the execution and delivery of this Agreement by Philips or any Affiliate of Philips (excluding the Company and the Company Subsidiaries) or the performance of their respective obligations under this Agreement or any Ancillary Agreement, except for the Antitrust Approvals.
     Section 3.5 Ownership of Company Shares. Philips has good and valid title to the Company Shares, free and clear of all Encumbrances, and, upon delivery of the Company Shares and payment therefor pursuant to this Agreement, good and valid title to the Company Shares, free and clear of all Encumbrances, will pass to Newco.
     Section 3.6 Litigation and Claims. There are no Legal Proceedings pending or, to Philips’ Knowledge, threatened against Philips or any Affiliate of Philips, that question the validity of this Agreement or that would reasonably be expected to prevent, materially delay or materially impair the ability of Philips or any Affiliate of Philips to consummate the Transaction.
     Section 3.7 Philips Equity Commitment Letter. Schedule 3.7 contains a true and correct copy of the Philips Equity Commitment Letter.
     Section 3.8 Finders’ Fees. Except for Morgan Stanley & Co International Ltd., whose fees will be borne by Philips, and except for fees and commissions to be paid by the Company to the Financing Banks in connection with the Debt Financing, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Philips, the Company or any Company Subsidiary who might be entitled to any fee or commission from Philips, the Company or any Company Subsidiary in connection with the Transaction.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
     Subject (other than as to the representations and warranties set out in Section 4.8, Section 4.9, Section 4.14 and Section 4.15) to exceptions set forth in the Due Diligence Information, the Schedules or the Exhibits, each of Philips and the Company represents and warrants to Newco as follows, provided that all such representations and warranties that pertain to or are made with respect to any Company Subsidiary not yet incorporated as of the date hereof are made as of the Closing and not as of the date hereof:

     Section 4.1 Corporate Status.
     (a) Organization. Schedule 4.1(a) lists all of the Company Subsidiaries, their respective jurisdictions of organization and the number and percentage of the shares of capital stock or other equity securities of each Company Subsidiary that will be owned directly or indirectly by the Company as of the Closing. The Company is, and each Company Subsidiary as of the Closing will be, duly organized and validly existing under the laws of its respective jurisdiction of organization, has or will have all requisite power and authority to own or lease and operate its properties and assets and to carry on the Business (or, in the case of a Company Subsidiary, the relevant portion thereof) as presently conducted or as contemplated in the Disentanglement Schedule, and is or at the Closing Date will be duly qualified or licensed to do business and, if applicable, is or at the Closing Date will be in good standing in each jurisdiction where the ownership, lease or operation of its assets or properties or conduct of its business requires or will require such qualification or license, and neither the Company nor any Company Subsidiary has filed for or been granted a moratorium of payment or has been declared bankrupt, is insolvent or unable to pay its debts within the meaning of applicable insolvency Laws, except where the failure to be so organized, qualified, licensed or in good standing, or to have such power or authority has not had or resulted and would not be reasonably likely to have or result in a Philips Material Adverse Effect.
     (b) Organizational Documents. Schedule 4.1(b) sets forth complete and correct copies of the Organizational Documents of the Company, as they will be in effect as of the Closing. Philips prior to the Closing will furnish to Newco complete and correct copies of the Organizational Documents of each Company Subsidiary, in each case as then in effect. All such Organizational Documents will be in full force and effect as of the Closing, and no other organizational documents will be applicable to or binding upon the Company or any Company Subsidiary.
     Section 4.2 Due Authorization, Execution and Delivery; Enforceability. The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company and each Company Subsidiary has or prior to the Closing will have full corporate power and authority to execute and deliver each Ancillary Agreement to which it is a party and to perform its obligations thereunder. Each Ancillary Agreement to which the Company or a Company Subsidiary is a party has been duly authorized, executed and delivered by the Company or such Company Subsidiary, as the case may be, and constitutes a valid and legally binding agreement of the Company or such Company Subsidiary, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

     Section 4.3 No Conflicts. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transaction do not and will not, and the execution, delivery and performance by the Company and each Company Subsidiary of each Ancillary Agreement to which the Company or such Company Subsidiary is a party do not and will not (i) violate any provision of the Organizational Documents of the Company or such Company Subsidiary and (ii) assuming the receipt of all Consents referred to in Section 4.4, to the Knowledge of Philips or the Company, violate or result in a breach of or constitute a default under any Law to which the Company or such Company Subsidiary, is subject, other than violations, breaches or defaults that would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company or such Company Subsidiary to consummate the Transaction.
     Section 4.4 Consents. No material Consent of or with any Governmental Authority or other Person is required to be obtained, made or effected by the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or any Ancillary Agreement by the Company or any Company Subsidiary or the performance of their respective obligations under this Agreement or any Ancillary Agreement, except for the Antitrust Approvals.
     Section 4.5 Capitalization.
     (a) The Company. As of the Closing, the authorized capital stock of the Company will consist of 40 shares, par value €455 per share, of which 40 shares, which constitute the Company Shares, will be issued and outstanding. The Company Shares will constitute the only issued and outstanding shares of capital stock of the Company, will have been duly and validly authorized and issued and will be fully paid and nonassessable. There will be no issued and outstanding securities, rights or obligations that are convertible into, exchangeable for, or exercisable to acquire, any capital stock or other equity securities of the Company.
     (b) Company Subsidiaries. All issued and outstanding shares of capital stock or other equity securities of the Company Subsidiaries as of the Closing will have been duly and validly authorized and issued and will be fully paid and nonassessable, and each of the Persons who will own such shares or other securities will have good and valid title to the shares or other securities so owned by it, free and clear of all Encumbrances. All of the outstanding shares of capital stock or other equity interests of each Company Subsidiary indicated on Schedule 4.1(a) as being owned, directly or indirectly, by the Company (the term “Company Subsidiary” for purposes of this paragraph and the next succeeding paragraph only to include each of Sunext Technology Co. Ltd., Beijing T3G Technology Company Limited and Advanced Semiconductor Manufacturing Corporation Limited) as of the Closing will be owned, directly or indirectly, by the Company. As of the Closing there will be no issued and outstanding securities, rights or obligations which are or will be convertible into, exchangeable for, or exercisable to acquire, any capital stock or other equity securities of any Company Subsidiary.

     (c) Agreements with Respect to Company Securities. As of the Closing there will be no, and neither the Company nor any Company Subsidiary will be bound by or subject to any (i) preemptive or other outstanding rights, subscriptions, options, warrants, conversion, put, call, exchange or other rights, agreements, commitments, arrangements or understandings of any kind pursuant to which the Company or any Company Subsidiary, contingently or otherwise, will be or may become obligated to offer, issue, sell, purchase, return or redeem, or cause to be offered, issued, sold, purchased, returned or redeemed, any Company Securities, (ii) stockholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary will be a party or by which the Company or any Company Subsidiary will be bound relating to the holding, voting, sale, purchase, redemption or other acquisition of Company Securities or (iii) agreements, commitments, arrangements, understandings or other obligations to declare, make or pay any dividends or distributions, whether current or accumulated, or due or payable, on any Company Securities. As of the Closing, neither the Company nor any Company Subsidiary will be, or will be obligated to become, a party to any Contract for the sale of or will be otherwise obligated to sell, transfer or otherwise dispose of any Company Securities.
     (d) No Equity Interests or Other Outstanding Investment Obligations. Except with respect to the ownership of capital stock of the Company Subsidiaries and the minority interests listed on Schedule 4.5(d), the Company and the Company Subsidiaries as of the Closing will not own, directly or indirectly, beneficially or of record, any capital stock of or other equity or voting securities or interests in any other Person. The Company directly or indirectly has good and valid title to all shares of capital stock or other equity securities of the entities listed on Schedule 4.5(d) held directly or indirectly by the Company. Except as contemplated by the Disentanglement Schedule or as may be incurred in the Ordinary Course of Business, as of the Closing there will be no outstanding obligations of the Company or any Company Subsidiary to make any investment in or provide funds (whether in the form of a loan, capital contribution or otherwise), and neither the Company nor any Company Subsidiary as of the Closing will have outstanding any such investment or provision of funds, to any other Person. No Person as of the Closing will be in default with respect to such Person’s obligation to repay any loan to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary as of the Closing will have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any Company Subsidiary on any matter.
     Section 4.6 Financial Statements. Set forth in Schedule 4.6 is a copy of (a) the audited combined statement of net operating capital of the Business at December 31, 2005 (the “Audited Net Operating Capital Statement”) and (b) the audited combined statement of earnings before interest and tax for the year ended December 31, 2005 (the “Audited EBIT Statement” and, together with the Audited Net Operating Capital Statement, the “Audited Financial Statements”). Except as described in the notes thereto, the Audited Financial Statements have been specially prepared for purposes of this

Agreement and present fairly, in all material respects, the net operating capital of the Business as of December 31, 2005 and the earnings before interest and tax of the Business for the year ended December 31, 2005, in all cases in conformity with GAAP.
     Section 4.7 Events Subsequent to Financial Statements. Since December 31, 2005 and other than in connection with the Transaction and any alternative options that were considered (none of which have actually been implemented) by Philips for the disposal of the Business in an initial public offering or a negotiated transaction to one or more buyers and other than the Debt Financing arrangements referred to herein, (a) the Business has been conducted in the Ordinary Course consistent with past practice and (b) there has been no change, development or effect or combination of changes, developments or effects that have had or resulted in or would be reasonably likely to have or result in a Philips Material Adverse Effect, taking into account Philips’ announcements of its intention to sell, and the fact that it is selling, the Company. Since December 31, 2005, neither the Company nor any Company Subsidiary has declared, set aside or paid any dividends or distributions on, or made any other distributions in respect of, any Company Securities (other than, in each case, cash dividends or distributions by the Company or a Company Subsidiary to Philips or its Subsidiaries).
     Section 4.8 Tax Matters. Except as have not had or resulted and would not be reasonably likely to have or result in a Philips Material Adverse Effect:
     (a) All Tax Returns that are required to be filed on or before the Closing Date by or with respect to the Company or any Company Subsidiary have been or will be timely filed on or before the Closing Date, and all amounts shown to be due and owing thereon have been or will have been duly and timely paid or adequately provided for as of the Closing Date.
     (b) All Taxes which the Company or any Company Subsidiary have been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or shall be duly and timely paid to the proper Taxing Authority (whether or not shown to be due and payable on any Tax Return).
     (c) There is no lien for Taxes upon any of the Assets of the Company or any Company Subsidiary nor, to the Knowledge of Philips or the Company, is any Taxing Authority in the process of imposing any lien for Taxes on any of the Assets of the Company or any Company Subsidiary, other than liens for Taxes that are not yet due and payable or for Taxes the validity or amount of which is being contested by Philips, the Company or any Company Subsidiary in good faith by appropriate action.
     (d) No issues that have been raised by a Taxing Authority in connection with any examination of the Tax Returns referred to in paragraph (a) of this Section 4.8 are currently pending, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full, unless the validity or amount thereof is being contested by Philips or one of its Affiliates in good faith by appropriate action.

     (e) None of the Company or any Company Subsidiary is a party to, or otherwise bound by or subject to, any Tax sharing, allocation or indemnification or similar agreement, provision or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments to any Person after the Closing.
     Section 4.9 Litigation. (a) There are no Legal Proceedings pending, or to the Knowledge of Philips or the Company threatened, against or relating to the Business, other than where the amount claimed against or in relation to the Business does not exceed €25 million.
     (b) There are no Legal Proceedings pending or, to the knowledge of Philips or the Company threatened, against or relating to the Business asserting claims in relation to the red phosphorus molding compound supplied to the Business by Sumitomo Corporation (or any of its Affiliates, agents or intermediaries) as raised by the Company X Claims.
     Section 4.10 Compliance with Laws. The Business has been for the period beginning January 1, 2005 and currently is being conducted in compliance with all applicable Laws, other than failures to comply that have not had or resulted in and would not be reasonably likely to have or result in a Philips Material Adverse Effect and (b) no investigation by any Governmental Authority with respect to the Business is pending or, to the Knowledge of Philips or the Company, threatened, other than those the outcome of which have not had or resulted in and would not be reasonably likely to have or result in a Philips Material Adverse Effect and (c) the Business has all Governmental Authorizations necessary for the conduct of the Business as currently conducted, other than those the absence of which have not had or resulted in and would not be reasonably like to have or result in a Philips Material Adverse Effect; it being understood that nothing in this representation is intended to address any compliance issue that is specifically addressed by any other representation or warranty set forth in this Agreement.
     Section 4.11 Employee Benefits. Except as have not had or resulted in and would not be reasonably likely to have or result in a Philips Material Adverse Effect:
     (a) All material Benefit Plans have been disclosed to Newco in the Virtual Data Room.
          (i) All benefit and compensation plans, contracts, policies, agreements or arrangements maintained for the benefit of the Employees including plans providing benefits on retirement, early retirement, death, termination of employment (whether voluntary or not), or during periods of sickness or disablement, or any welfare, medical, stock or stock-related award plans, including “jubilee” benefits and retirement and termination indemnity arrangements (such plans, contracts, agreements, policies and arrangements hereinafter being referred to as “Benefit Plans”) have been administered in accordance with their terms and are in compliance with applicable Laws and contracts. To the Knowledge of Philips or the Company and except as set forth in the Disentanglement Schedule, no proposal has been announced to establish any new material Benefit Plan that would result in an increase in the liability for employment or other benefit obligations with respect to the Employees. All required filings for all Benefit Plans have been made on time and with the appropriate Governmental Authority. As of the date hereof, there is no pending or, to the Knowledge of Philips or the Company, threatened material litigation relating to Benefit Plans.
          (ii) With respect to the Employees, the Company (A) is in compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, occupational health, safety, wages and hours, (B) has withheld all amounts required by applicable Laws, collective bargaining agreements or the Benefit Plans to be withheld from the wages, salaries or other payments to the Employees and former employees in the Business and (C) is not liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, workers compensation, social security or other benefits for Employees or former employees in the Business for any amounts other than payments not yet due, in each case under any applicable provisions of Benefit Plans and any applicable Laws.
          (iii) All contributions required to be made to any Benefit Plan in respect of the period prior to the date of this Agreement have been timely made.
     (b) Except as may be provided under the terms of the Benefit Plans or the Laws of a Governmental Authority or as may be contemplated by this Agreement, the execution of this Agreement and the consummation of the transactions contemplated hereby will not alone or together with a related event (i) entitle any of the Employees, to severance pay or any increase in severance pay by the Company or the Company Subsidiaries upon any termination of employment after the date hereof or (ii) other than as expressly provided in this Agreement, accelerate the time of payment or vesting, or require any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable under, any of the Benefit Plans in respect of any Employee.
     (c) With respect to the Employees, all social security payments, including payments to any public pension scheme, compulsory retirement insurance, unemployment insurance, compulsory long term care insurance, compulsory occupational disability insurance, and compulsory health and safety insurance required to be made have been timely and properly made.
     Section 4.12 Labor. (a) Neither the Company nor any Company Subsidiary is or as of the Closing will be a party to or bound by any material labor agreement, union contract or collective bargaining agreement other than omnibus agreements covering substantially all employees in a particular jurisdiction pursuant to the Laws or customary practice of that jurisdiction respecting the Employees.
     (b) The Company and each Company Subsidiary as of the Closing will be in compliance in all material respects with all labor Laws applicable to the Business and the Employees, and are not engaged in any unfair labor practices, as defined in the National Labor Relations Act or other Law applicable to the Employees.
     (c) Except as has not had or resulted in and would not be reasonably likely to have or result in a Philips Material Adverse Effect, there is no pending, or to the Knowledge of Philips or the Company, threatened strike, walkout or other work stoppage or any union organizing effort by any of the Employees.
     Section 4.13 Real Property. (a) Schedule 4.13(a) lists all material real property which is or as of the Closing will be owned by the Company and the Company Subsidiaries (the “Owned Real Property”). Except as has not had or resulted in and would not be reasonably likely to have or result in a Philips Material Adverse Effect, the Company or a Company Subsidiary has or as of the Closing will have good and marketable title to, and is or will be the record owner of, the Owned Real Property.
     (b) Schedule 4.13(b) lists all material real property leases and subleases which are or as of the Closing will be held by the Company and the Company Subsidiaries (the “Leased Real Property”) and any and all material ancillary documents pertaining thereto to which the Company or any Company Subsidiary is or will be a party or is or will be bound (the “Leases”). Except as has not had or resulted in and would not be reasonably likely to have or result in a Philips Material Adverse Effect, each of the Leases (including any option to purchase contained therein) is or as of the Closing will be valid and legally binding and, to the Knowledge of Philips or the Company, is or will be enforceable against the landlord which is party thereto in accordance with its terms, and there is or will exist no material default or event of default (or any event that with notice or lapse of time or both would become a material default or event of default) on the part of the Company or any Company Subsidiary under any such Lease.
     (c) The ownership, occupancy, use and operation of the Owned Real Property and the Leased Real Property complies in all material respects with all Laws and Governmental Authorizations, except for failures to comply that have not had or resulted in or would not be reasonably likely to have or result in a Philips Material Adverse Effect, and does not violate in any material respect any instrument of record or agreement affecting such property.
     (d) There are no pending, or to the Knowledge of Philips or the Company threatened, appropriation, condemnation, eminent domain or like proceedings relating to the Owned Real Property or the Leased Real Property. To the Knowledge of Philips and the Company, there is no Encumbrance affecting any Owned Real Property or Leased

Real Property that materially interferes with its current use or the conduct of the Business as currently conducted.
     (e) None of the Owned Real Property or the Leased Real Property has suffered any material damage by fire or other casualty which has not been or will not prior to the Closing have been repaired and restored in all material respects, except for damage that would not, individually or in the aggregate, materially impair the conduct of the Business.
     Section 4.14 Intellectual Property. Except as stipulated in the Intellectual Property Transfer and License Agreement (other than Section 11.1 thereof):
     (a) As of the Closing, Philips will have assigned to the Company all of the Registered Intellectual Property, free and clear of all Encumbrances (excluding licenses granted to Third Parties prior to the date hereof and contractual obligations related to funding by Governmental Authorities or technology collaborations). To the Knowledge of Philips or the Company, the Registered Intellectual Property is valid, subsisting and enforceable in all material respects, and the Intellectual Property is not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the use thereof by the Company or any Company Subsidiary or their rights thereto. The Company and the Company Subsidiaries have or as of the Closing will have the right to use pursuant to license, sublicense, agreement or permission, all Philips Intellectual Property used in the Business in all material respects as presently conducted.
     (b) To the Knowledge of Philips or the Company, neither the Business nor the Company or any Company Subsidiary has or as of the Closing will have infringed or otherwise violated any Intellectual Property of any third party in any material respect, nor have either of them or Philips or any Affiliate of Philips received during the three years prior to the Closing any material claims of third parties to that effect with respect to the Business, the Company or any Company Subsidiary.
     (c) There is no material litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or threatened concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Registered Intellectual Property.
     Section 4.15 Environmental Matters. Except as has not had or resulted in and would not be reasonably likely to have or result in a Philips Material Adverse Effect:
     (a) To the Knowledge of Philips or the Company, the Business is in compliance with all applicable Environmental Laws.
     (b) To the Knowledge of Philips or the Company, the Business as of the Closing will have all permits, licenses, registrations, identification numbers,

authorizations and approvals required under Environmental Laws for the operation of the Business as presently conducted.
     (c) To the Knowledge of Philips or the Company, no notices, demands, claims, letters or requests for information, relating to any material violation or alleged material violation of, or any material Liability under, any Environmental Law applicable to the Business have been received by any Person during the past three years, except for matters that have been resolved or are no longer outstanding.
     (d) There are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits, proceedings or investigations pending or, to the Knowledge of Philips or the Company, threatened, relating to compliance by the Business with or Liability under any applicable Environmental Law, except for matters that have been resolved or are no longer outstanding.
     (e) Notwithstanding any of the other representations in Article III, the representations in this Section 4.15 constitute the sole representations and warranties relating to any Environmental Law concerning the Business, the Owned Real Property or the Leased Real Property.
     Section 4.16 Contracts. To the Knowledge of Philips or the Company, all of the contracts listed on Schedule 4.16 (the “Material Contracts”) are in full force and effect and are enforceable against each party thereto in accordance with the express terms thereof. There does not exist under any Material Contract any material violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, following the Closing and after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of the Company or, to the Knowledge of Philips or the Company, any other party thereto, except as set forth in Schedule 4.16. There are no material disputes pending or threatened under any Material Contract.
     Section 4.17 Territorial Restrictions. Neither of the Company nor any Company Subsidiary is or as of the Closing will be restricted by any agreement with any Person from carrying on the Business anywhere in the world or from expanding the Business in any way or entering into any new businesses, except for such restrictions that would not be material to the Business or that would not apply to the Business or Newco following the Closing.
     Section 4.18 Insurance. Schedule 4.18 lists all material insurance policies covering the properties, assets, employees and operations of the Company and the Company Subsidiaries (including policies providing property, casualty, liability, and workers’ compensation coverage). All of such policies or renewals thereof are in full force and effect and to the Knowledge of Philips or the Company, except as set forth in Schedule 4.18 or in the Disentanglement Schedule, will continue in full force and effect with respect to the properties, assets, employees and operations of the Company and the

Company Subsidiaries immediately following the Closing. For the avoidance of doubt, certain material insurance policies covering employees are set forth in Schedule 4.11(a) and not in Schedule 4.18.
     Section 4.19 Sufficiency of Assets. Except as otherwise set forth in this Agreement and except for the assets, properties and rights listed in Schedule 4.19, the assets, properties and rights of the Company and the Company Subsidiaries as of the Closing, when taken together with the services to be provided (and the assets, properties and rights of Philips and its Affiliates to be used in providing such services) and the assets, properties and rights to be leased or licensed by Philips and its Affiliates under the Ancillary Agreements and the benefits to be made available to the Company or the relevant Company Subsidiary pursuant to Section 6.11, constitute all the assets, property and rights necessary for the Company and the Company Subsidiaries to conduct the Business in all material respects as conducted on the date hereof.
     Section 4.20 Debt Financing Commitment. The Company has received from the Financing Banks a signed commitment letter (the “Debt Commitment Letter”), a true and correct copy of which is set forth in Schedule 4.20.
     Section 4.21 No Other Representations or Warranties. Except for the representations and warranties contained in Article III and this Article IV, neither Philips nor the Company nor any other Person makes any other express or implied representation or warranty on behalf of Philips or the Company.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF NEWCO
     Subject to exceptions set forth in the Schedules, Newco represents and warrants to Philips as follows:
     Section 5.1 Corporate Status. Newco is a limited liability company duly organized and validly existing under the laws of The Netherlands.
     Section 5.2 Due Authorization, Execution and Delivery; Enforceability. Newco has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by Newco and constitutes a valid and legally binding agreement of Newco, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
     Section 5.3 No Conflicts. The execution, delivery and performance by Newco of this Agreement and the consummation of the Transaction do not and will not (i) violate any provision of the Organizational Documents of Newco or (ii) assuming the receipt of all Consents referred to in Section 5.4, to Newco’s Knowledge, violate or result in a breach of or constitute a default under any Law to which Newco is subject, other than violations, breaches or defaults that would not reasonably be expected to prevent, materially delay or materially impair the ability of Newco to consummate the Transaction.
     Section 5.4 Consents. No material Consent of or with any Governmental Authority or other Person is required to be obtained, made or effected by Newco in connection with the execution and delivery of this Agreement by Newco or the performance of its obligations under this Agreement, except for the Antitrust Approvals.
     Section 5.5 Litigation and Claims. There are no Legal Proceedings pending or, to Newco’s knowledge, threatened against Newco, that question the validity of this Agreement or that would reasonably be expected to prevent, materially delay or materially impair the ability of Newco to consummate the Transaction.
     Section 5.6 Financial Sophistication. Newco will serve as the vehicle pursuant to which the Investors will acquire an indirect interest in the Company. Newco has received assurances from each of the Investors that: (a) the Investor has such knowledge and experience in financial and investment matters and in such other business matters that the Investor is capable of evaluating the merits and risks of the investment contemplated herein and in the Subscription Agreement, (b) the Investor, together with its advisors, has been given the opportunity to perform due diligence and to receive such information and materials as the Investor may reasonably have requested with respect to the Company in order to evaluate the merits and risks of such investment and (c) the Investor is not relying on Philips or its advisors with respect to the economic, financial or tax considerations involved in such investment.
     Section 5.7 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Newco who might be entitled to any fee or commission from Newco in connection with the Transaction.
     Section 5.8 Investor Equity Commitment Letters. Schedule 5.8 contains true and correct copies of the Investor Equity Commitment Letters.
     Section 5.9 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither Newco nor any other Person makes any other express or implied representation or warranty on behalf of Newco.
ARTICLE VI
COVENANTS
     Section 6.1 Access and Information. From the date hereof until the Closing, subject to reasonable rules and regulations of Philips and any applicable Laws, Philips shall (a) afford Newco and its representatives (including representatives of entities providing or arranging financing for Newco) access, during regular business hours and upon reasonable advance notice, to any information and documents reasonably requested by Newco primarily relating to the Business, (b) furnish, or cause to be furnished, to Newco any financial and operating data and other information about the Business as Newco from time to time reasonably requests and (c) instruct relevant personnel, and its counsel, accountants and financial advisors to cooperate with Newco in its investigation of the Business; provided, however, that in no event shall Newco have access to any information that (y) based on advice of Philips’ counsel, would create any potential Liability under applicable Laws, including Antitrust Laws, or would destroy any legal privilege or (z) in the reasonable judgment of Philips, would (i) result in the disclosure of any trade secrets of third parties or (ii) violate any obligation of Philips, any Affiliate of Philips, including the Company or any Company Subsidiary, with respect to confidentiality so long as, with respect to confidentiality, Philips has made reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality; and it being further understood that Newco shall reimburse Philips promptly for any expenses it incurs in complying with any such request by or on behalf of Newco. All requests for information made pursuant to this section shall be directed to an executive officer of Philips or such Person or Persons as may be designated by Philips. Following the Closing, upon the request of the other Party, Philips and Newco shall, to the extent permitted by Law and confidentiality obligations existing as of the Closing Date, grant to the other Party and its representatives during regular business hours and subject to reasonable rules and regulations of the granting Party, the right, at the expense of the non-granting Party, to inspect and copy the books, records and other documents in the granting Party’s possession pertaining to the operation of the Business prior to the Closing (including books of account, records, files, invoices, correspondence and memoranda, customer and supplier lists, data, specifications, insurance policies, operating history information and inventory records). In no event shall either Party have access to the Tax Returns of the other Party.
     Section 6.2 Conduct of the Business. (a) During the period from the date hereof to the Closing, except as otherwise contemplated by this Agreement, including the Disentanglement Schedule, or as Newco otherwise agrees in writing in advance, Philips shall, and to the extent applicable shall cause the Company and the Company Subsidiaries to, conduct the Business in the Ordinary Course and use commercially reasonable efforts to preserve intact the Business and its relationship with customers, suppliers, creditors and employees.
     (b) During the period from the date hereof to the Closing, except as otherwise contemplated by this Agreement, including the Disentanglement Schedule, or as set forth in Schedule 6.2(b) or as Newco shall otherwise consent (which consent shall not be unreasonably withheld), Philips shall not take any of the following actions with respect to the Business and, to the extent applicable, shall cause the Company and the Company Subsidiaries not to:

          (i) (A) incur any additional Indebtedness, except in the Ordinary Course of Business, or issue any debt securities or assume, guarantee or endorse any material obligations of any other Person, except pursuant to the Debt Commitment Letter, or (B) make any material loans, advances or capital contributions to, or investments in, any other Person (other than customary loans or advances to employees in amounts not material to the maker of such loan or advance), except for the payment by the Company of the Net Debt Financing Amount to Philips in accordance with Section 6.10(c);
          (ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein, except that the Company may, directly or indirectly, acquire or agree to acquire additional shares of Systems on Silicon Manufacturing Co. Pte. Ltd.;
          (iii) (A) sell, assign, lease, transfer, license, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Assets, other than in the Ordinary Course of Business or (B) mortgage or pledge any Assets, other than in the Ordinary Course of Business;
          (iv) terminate or materially extend or materially modify any Material Contract;
          (v) enter into any contract, arrangement or commitment or amend any contract, arrangement or commitment, other than in the Ordinary Course of Business;
          (vi) materially increase, amend or grant any employee benefits in any material manner, except in the Ordinary Course of Business;
          (vii) settle any Legal Proceedings or other disputes (A) that would result in Philips, or to the extent applicable the Company and the Company Subsidiaries, being enjoined in any respect material to the Transaction or the Business or (B) for an amount, in the aggregate, exceeding €5 million;
          (viii) accelerate the delivery or sale of products or the incurrence of capital expenditures, or offer discounts on sale of products or premiums on purchase of raw materials, except in the Ordinary Course of Business;
          (ix) do any other act which would cause any representation or warranty of Philips in this Agreement to be or become untrue in any material respect or intentionally omit to take any action necessary to prevent any such representation or warranty from being untrue in any material respect at such time; or

          (x) authorize or enter into any agreement or commitment with respect to any of the foregoing.
     Section 6.3 Disentanglement. Philips shall use its commercially reasonable efforts to complete in all material respects, as soon as reasonably practicable after the date hereof, the Disentanglement, as set forth in the Disentanglement Schedule and in accordance with the Ancillary Agreements. Philips shall not, and shall procure that its Subsidiaries shall not, amend the terms of any of the Ancillary Agreements in a manner materially adverse to Newco, the Company or any Company Subsidiary without the prior consent of Newco, which consent shall not be unreasonably withheld. Philips shall periodically inform Newco of the progress being made with respect to the Disentanglement and provide Newco with such information as it may reasonably request with respect thereto. The Disentanglement Schedule and related documentation will be finalised in good faith and on reasonable commercial arm’s length terms to procure the successful separation of the Company, Company Subsidiaries and the Business from the existing Philips Group, it being understood that this will not entitle the Parties to require the amendment of items to the extent agreed prior to the date hereof. The Parties acknowledge and agree that the Disentanglement Schedule in the form in which it is annexed to this Agreement is the Disentanglement Schedule as it existed on August 3, 2006 and that such Disentanglement Schedule remains a work in progress. Since August 3, 2006, several meetings and discussions have taken place between various representatives of the Parties with a view to finalizing the Disentanglement Schedule and the Ancillary Agreements. The signing of this Agreement is without prejudice to that process and ongoing discussions since August 3, 2006.
     Section 6.4 Debt Financing. Philips and the Company shall not make or agree to any material changes to the terms and conditions of the Debt Financing as set forth in the Debt Commitment Letter that are adverse to Newco or the Company without the written consent of Newco.
     Section 6.5 Retention of Records. (a) Newco shall retain for a period of five years after the Closing, or such longer period as may be prescribed by Law, all books, records and other documents relating to the Business that are at the Company Premises at the Closing and, to the extent reasonably required by Philips, shall grant Philips, upon reasonable notice, access during normal office hours to such books, records and other information, including the right to inspect and take copies at Philips’ expense.
     (b) Philips shall retain for a period of five years after the Closing, or such longer period as may be prescribed by Law, all books, records and other documents relating to the Business that are not held at the Company Premises at the Closing and, to the extent reasonably required by Newco, shall grant Newco, upon reasonable notice, access during normal office hours to such books, records and other information, including the right to inspect and take copies at Newco’s expense.

     Section 6.6 Reasonable Best Efforts. Philips and Newco shall cooperate and use their respective commercially reasonable best efforts to fulfill as promptly as practicable the conditions precedent to their and the other Party’s obligations under this Agreement, including securing as promptly as practicable all Consents required hereunder, other than in connection with the Antitrust Approvals, provided that Philips need not request a Consent from any third party if such Consent is not material to the Business. To the extent that, as an accommodation to Newco and with Newco’s prior written consent, Philips incurs costs that Newco otherwise would have to incur in order to secure any Consent, other than in connection with the Antitrust Approvals, Newco shall promptly reimburse Philips for any such costs that are invoiced by Philips to Newco.
     Section 6.7 Antitrust. (a) As soon as practicable, and in any event not later than five (5) Business Days after the date hereof, Newco shall make all filings and submissions necessary or desirable to obtain the Antitrust Approvals or as otherwise required by the Antitrust Laws.
     (b) As promptly as practicable following the receipt of a request by a Governmental Authority for additional information or documentary material in connection with a filing made pursuant to Section 6.7(a), Newco shall file such additional information or documentary material with such Governmental Authority.
     (c) Newco shall use its reasonable best efforts to cause the expiration or termination of any applicable waiting period under any Antitrust Law and the satisfaction (whether explicit or implicit) of all requirements to obtain the Antitrust Approvals as soon as practicable, including by agreeing to (i) take any action that may be required in order to obtain an unconditional first phase clearance (including by agreeing to dispose of any assets or businesses that may be required by any Governmental Authority pursuant to an Antitrust Law) or (ii) duly and promptly comply with any condition that any Governmental Authority may impose to clear this Agreement and the Transaction pursuant to an Antitrust Law.
     (d) Newco shall bear all filing fees and other costs in relating to any filings (including submissions of additional information or documentary material) made pursuant to this Section 6.7, along with any and all costs, penalties and fines resulting from the failure to make a filing (including a submission of additional information or documentary material) required in order to obtain an Antitrust Approval, to the extent such failure is attributable to Newco.
     (e) Philips and Newco shall cooperate with each other and shall furnish to the other Party all information necessary or desirable in connection with making any filing under any the Antitrust Laws, and in connection with resolving any investigation or other inquiry by any Governmental Authority under any of the Antitrust Laws with respect to the Transaction. Each of the Parties shall promptly inform the other Party of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority in connection with any such filings or any such transaction.

Neither Philips nor Newco shall participate in any meeting or conversation with any Governmental Authority in connection with of any such filings, investigation or other inquiry without giving the other Party prior notice of the meeting or conversation (as applicable) and reasonable opportunity to participate in such meeting or conversation. The Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions filings, notifications and proposals made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings under or relating to the Antitrust Laws, provided that Newco shall not make any written filing, including submitting any additional information or documentary material requested by a Governmental Authority in connection with obtaining the Antitrust Approvals or as otherwise required under the Antitrust Laws, without the prior written approval of Philips, which approval shall not be unreasonably withheld.
     Section 6.8 Employee Matters. (a) During the period commencing on the Closing Date and ending on the first anniversary thereof, Newco shall cause the Company and the Company Subsidiaries to: (i) provide employee benefits that are the same as, or in the aggregate substantially comparable to, the employee benefits currently provided to the Employees and (ii) honor, pay, perform and satisfy any and all Liabilities, obligations and responsibilities to or in respect to each current Employee or former employee in the Business under the terms of each Benefit Plan or applicable Law and each between the Company and such Employee or former employee, in each case, as in effect immediately prior to the Closing Date, provided, however, that nothing in this Agreement shall limit Newco, or the Company or any Company Subsidiary, from exercising after the Closing any reserved right to amend, modify, suspend or terminate any Benefit Plan or other employee compensation or benefit arrangement. Newco shall cause each employee benefit plan or arrangement maintained or contributed to by Newco, the Company or any Company Subsidiary and in which an Employee participates or will participate to recognize all service of such Employee with the Company or any Company Subsidiary (to the extent such credit was given by the comparable Benefit Plan) for purposes of eligibility and vesting (but not for purposes of determining the amount of benefits or contributions) and, if applicable, to waive any exclusions for preexisting conditions under applicable group health plans (to the extent such conditions were covered under the applicable Benefit Plan). For so long as any Employee participates in any Benefit Plan of Philips or any Affiliate of Philips, Newco shall not, and shall cause the Company and the Company Subsidiaries not to, take any action that would be reasonably likely to have or result in material adverse effect on Philips with respect to such Benefit Plan, and Newco shall, and shall cause the Company and the Company Subsidiaries to, cooperate with Philips in connection with administering any such Benefit Plan.
     (b) Reference is made to paragraph 8 of the Disentanglement Schedule. To the extent that defined benefit pension plans and/or termination indemnities of Philips as disclosed by Philips in the Virtual Data Room are funded externally through a separate Philips pension fund or an insurance contract between Philips and a pension insurer,

Philips shall procure a bundled transfer of liabilities to any funding vehicle appointed by Newco and shall also procure that such transfer will be combined with a transfer of assets which, at the transfer date, equals the greater of (i) the accumulated benefit obligations (ABO) value of the transferred liabilities as calculated on the basis of actuarial and economic assumptions consistently applied by Philips for the purpose of its annual accounts in accordance with the past accounting methods, policies, practices and procedures of Philips or (ii) the level required to fund the transferred liabilities (including for the avoidance of doubt the required reserves), in compliance with applicable regulatory requirements (as determined by the Dutch Central Bank or any other Governmental Authority supervising such transfers). Such compliance will be determined (i) in accordance with the valuation principles of the Philips pension fund from which they will be transferred and (ii) for The Netherlands, based on the assumption that the investment policy of the funding vehicle appointed by Newco will be equal to the investment policy of the Philips pension fund in the Netherlands regarding the plan assets of the relevant Benefit Plan at the designated transfer date (the “Transfer Date”). Philips’ obligation to procure such transfers of assets and liabilities will only apply if the possibility of such transfer of assets and liabilities is either approved by the board of trustees of the relevant Philips pension fund or permitted by the relevant insurance contract and, if and when legally required, to the extent that the particular employees agree to (i) a transfer of their accrued rights under the conditions as referred to above and (ii) any other condition as determined by the board of trustees of the relevant pension fund or as permitted by the terms and conditions of the relevant insurance contract. If and to the extent that any transfer will be completed after the Transfer Date, the asset transfer will equal the transfer value as per the Transfer Date plus any interest accrued on that transfer value on the basis of 6-month EURIBOR between the Transfer Date and the date the liabilities actually transfer.
     (c) In addition, the arrangements set out in Schedule 6.8(c) will apply.
     Section 6.9 Tax Matters.
     (a) Preparation and Filing of Tax Returns.
          (i) Philips shall prepare and timely file (including extensions) in proper form with the appropriate Taxing Authority all income Tax Returns of the Company or a Company Subsidiary or which include or relate to the Company or the Company Subsidiaries for Pre-Closing Tax Periods ending on or before the Closing Date. Philips shall timely pay or shall cause to be timely paid any and all Taxes due with respect to such Tax Returns allocable to Philips under Section 6.9(b). Philips and its Affiliates shall have the exclusive authority and obligation to prepare all Tax Returns of the Company and the Company Subsidiaries or which include the Company or any Company Subsidiary described in the preceding sentence that are due with respect to any Pre-Closing Tax Period. Such authority shall include the determination of the manner in which any items of income, gain, deduction, loss or credit arising out of the income, properties and operations of the Company and the Company Subsidiaries shall be reported or disclosed in such Tax Returns; provided, however, that such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with past practices with respect to such items, unless otherwise required by Law. Philips shall provide Newco drafts of such Tax Returns at least thirty (30) days prior to the due date for the filing of such Tax Returns (including extensions). At least fifteen (15) days prior to the due date for the filing of such Tax Returns (including extensions), Newco shall notify Philips in writing of any objections to any items set forth on such draft Tax Returns. Philips and Newco agree to consult and resolve in good faith any such objection.
     (ii) Newco shall prepare and file in proper form with the appropriate Taxing Authority or shall cause the Company or one or more Company Subsidiaries to prepare and file in proper form with the appropriate Taxing Authority all Tax Returns of the Company or a Company Subsidiary or which include the Company or any Company Subsidiary for Tax Periods for which Philips is not responsible pursuant to Section 6.9(a)(i) and shall pay or shall cause to be paid any and all Taxes due with respect to such Tax Returns. If any portion of the Taxes due with respect to such Tax Returns is allocable to Philips, and Philips is liable for such Taxes, under Section 6.9(b), Newco shall provide Philips with written notice of the amount at least thirty (30) days prior to the date on which the relevant Tax Return is required to be filed by Newco or payment of such Taxes is otherwise due, and Philips shall pay such amount to Newco no later than five Business Days before such Taxes are due and payable. For 60 days after Closing, the requirements of the preceding sentence shall be applied in a manner that reasonably and in good faith reflects Newco’s ability to assume the administrative responsibilities described in the preceding two sentences.
     (iii) For purposes of this Agreement, (A) the term “Pre-Closing Tax Period” means a Tax period or portion thereof that ends on or prior to the Closing Date; if a Tax period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the Tax period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period, (B) the term “Post-Closing Tax Period” means any Tax period that begins after the Closing Date; if a Tax period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the Tax period that begins immediately after the Closing Date shall constitute a Post-Closing Tax Period and (C) the term “Straddle Tax Period” means any Tax period that begins before the Closing Date and ends after the Closing Date.
     (b) Apportionment and Allocation of Taxes. All Taxes and Tax Liabilities with respect to the income, property or operations of the Company or the Company Subsidiaries that relate to a Straddle Tax Period shall be apportioned to the Pre-Closing Tax Period as follows: (i) in the case of Taxes that are either (A) based upon or related to income or receipts, capital or net worth or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 6.9(g)), such Taxes shall be deemed equal to the amount which would be payable if the Tax year ended with the Closing Date (provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a time basis) and (ii) in the case of Taxes imposed on a periodic basis other than those described in clause (i), including property Taxes and similar ad valorem obligations, such Taxes shall be deemed to be the amount of such Taxes for the entire Straddle Tax Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period. Subject to Section 6.9(f), (i) Philips shall be liable for all Taxes of the Company and any Company Subsidiary that are attributable to any Pre-Closing Tax Period, whether shown on any original Tax Return or amended Tax Return for the period therein, if such Taxes exceed, in the aggregate, €10 million (and then for the entire such amount and not just the amount in excess of €10 million) and are not attributable to a timing item as defined in Section 6.9(f)(iii) and (ii) Newco shall be liable for all Taxes that are attributable to any Post-Closing Tax Period; provided, however, Philips shall pay or cause to be paid any Tax or Tax liability apportioned or allocated to Philips pursuant to the preceding sentence that is due to be paid with respect to any original Tax Return filed after the date of this Agreement. Philips shall pay Newco an amount equal to any amount of Tax for which Philips is liable pursuant to this Section 6.9(b) no later than three Business Days before such Taxes are due and payable.
     (c) Refunds. Newco shall pay or cause to be paid to Philips any refunds of Taxes attributable to any Tax Returns filed prior to the date of this Agreement with respect to any Pre-Closing Tax Period that exceed the amounts reserved for such refunds, net of any costs attributable to the receipt of such refund, within thirty (30) days after the receipt of such refund. All refunds of Taxes that (i) do not exceed the amounts reserved for refunds or (ii) are attributable to any Tax Returns filed on or after the date of this Agreement or to any Post-Closing Tax Period, and that are received by Newco, the Company or any Company Subsidiary shall be for the benefit of Newco.
     (d) Cooperation; Audits. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Taxes, Newco, the Company and the Company Subsidiaries, on the one hand, and Philips, on the other hand, shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required and at no cost to the other Party), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes. Philips, Newco, the Company and the Company Subsidiaries shall retain all Tax Returns, schedules and work papers and all material records or other documents relating to all Taxes of the Company and the Company Subsidiaries for the Tax period first ending after the Closing Date and for all prior Tax periods until the later of (i) the expiration of the statute of limitations of the Tax periods to which such Tax Returns and other documents relate, including any extension or (ii) seven years following the due date for such Tax Returns, and each of Philips and Newco shall maintain such Tax Returns, schedules, work papers, records and documents in the same manner and with the same care it uses in maintaining its Tax Returns, schedules, work papers, records and documents. Philips, on the one hand, and each of Newco, the Company and the Company Subsidiaries, on the other hand, shall give the other Party reasonable written notice prior to destroying or discarding any such books or records and, if the other Party so requests, the other Party shall take possession of such books and records prior to the destruction thereof. Any information obtained under this Section 6.9(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.
     (e) Controversies. Newco shall notify Philips in writing, and in reasonable detail (taking into account the information then available), within thirty (30) days of the receipt by Newco or any Affiliate of Newco (including the Company or any Company Subsidiary after the Closing Date) of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period for which Philips may be liable under Section 6.9(b) and Section 6.9(f) (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”); provided, however, that delay or failure to give such notification shall not affect the indemnification provided in Section 6.9(f) except to the extent Philips shall have been actually prejudiced as a result of such delay or failure. For Tax Matters relating solely to a Pre-Closing Tax Period for which Philips acknowledges without reservation its obligation to indemnify Newco therefore according to Section 6.9(b) and Section 6.9(f), Philips, at its own expense, shall have the exclusive authority to represent the interests of the Company and the Company Subsidiaries with respect to any Tax Matter before the U.S. Internal Revenue Service, any other Taxing Authority, any other governmental agency or authority or any court and shall have the sole right to extend or waive the statute of limitations with respect to a Tax Matter, including responding to inquiries, filing Tax Returns and settling audits or lawsuits; provided, however, that Philips shall not enter into any settlement of or otherwise compromise any Tax Matter that affects or may affect the Tax Liability of Newco, the Company or any Company Subsidiary for any Post-Closing Tax Period, including any Straddle Tax Period, without the prior written consent of Newco, which consent shall not be unreasonably withheld. Philips shall keep Newco fully and timely informed with respect to the commencement, status and nature of any Tax Matter. Philips and Newco shall jointly represent the interests of the Company and the Company Subsidiaries with respect to all Tax Matters relating to a Straddle Tax Period or relating to both a Pre-Closing Tax Period and a Post-Closing Tax Period. Philips shall, in good faith, allow Newco or Newco’s counsel to consult with it regarding the conduct of or positions taken in any such proceeding.
     (f) Indemnification.

     (i) If in excess of, in the aggregate, €10 million (and then for the entire such amount and not just the amount in excess of €10 million) and subject to Section 6.9(f)(iii) and (iv), Philips shall indemnify Newco in the form of an adjustment to the Purchase Price against (A) any Taxes for any Pre-Closing Tax Period resulting from, arising out of, relating to or caused by any Liability or obligation of the Company or any Company Subsidiary for Taxes of any person other than the Company or any Company Subsidiary and all Losses relating to such Taxes, (B) any Taxes and any Losses in respect of such Taxes imposed on the Company or any Company Subsidiary as a result of the failure of any member of the Philips Group to discharge such member’s obligation in respect of such Taxes (unless such Taxes relate to a Post-Closing Period and the Company or any of its Subsidiaries is primarily liable for such Taxes), (C) any Losses to Newco, the Company or any Company Subsidiary resulting from a breach of any representation or warranty contained in Section 4.8 or any covenant in this Section 6.9, (D) any Taxes and any Losses relating to such Taxes imposed on Newco, the Company or any Company Subsidiary directly or indirectly as a result of the Transaction (including any Taxes incurred as a result of the application of Section 179 of the Taxation of Capital Gains Act 1992 (United Kingdom) or similar provisions of state, local or foreign Law) and (E) any Taxes and any Losses relating to such Taxes imposed on the Company or any Company Subsidiary for any Pre-Closing Tax Period. Philips shall discharge its obligation to indemnify Newco against such Pre-Closing Tax Period Tax by paying to Newco an amount equal to the amount of such Tax or Loss relating to such Tax. In determining (A) whether any representation or warranty contained in Section 4.8 was true and correct as of any particular date and (B) the amount of any Losses in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any materiality standard applying to or contained in such representation or warranty shall be disregarded.
     (ii) Newco shall indemnify Philips from and against (A) any Taxes and any Losses relating to such Taxes paid by Philips or any Affiliate of Philips (other than the Company or a Company Subsidiary) imposed on Newco, the Company, any Company Subsidiary or any Affiliate of Newco for any Post-Closing Tax Period and (B) any breach of any covenant in this Section 6.9 by Newco or any of its Affiliates. Newco shall discharge its obligation to indemnify Philips against such Post-Closing Tax Period Tax by paying to Philips an amount equal to the amount of such Tax.
     (iii) Notwithstanding Section 6.9(f)(i), Philips’ indemnity shall not apply to any Tax or Loss attributable to the adverse treatment of a timing item in any Pre-Closing Tax Period. For this purpose, an “adverse treatment of a timing item” shall mean any deduction, loss or credit of an item properly claimed or deducted in the normal course applying normal fiscal principles but disallowed by the Taxing Authorities to the extent the adverse tax treatment of such item in a Pre-Closing Tax Period gives rise to an equivalent amount of deduction, loss, or credit, as the case may be, actually realized in any Post-Closing Tax Period. For purposes of illustration, and without limiting the foregoing, the capitalization of an amount that has been deducted in a Pre-Closing Tax Period amounts to an adverse treatment of a timing item to the extent that the amount capitalized actually results in depreciation or amortization deductions in a Post-Closing Tax Period. The value of any such timing item shall be calculated in the same manner as a “net Tax benefit” pursuant to Section 8.5(c).
     (iv) Notwithstanding Section 6.9(f)(i), Philips’ indemnity shall not apply to the extent that (A) a provision or reserve in respect of that Tax or Loss has been made in the Closing Date Net Working Capital Statement or (B) the Tax or Loss would not have arisen but for, or is increased by, a transaction, action or omission (including a failure or omission to make any claim for relief) carried out or effected by Newco, the Company or a Company Subsidiary, including directors, employees, advisors, agents or successors in title, at any time after the Closing Date.
     (v) In the event that an indemnified Loss is incurred by the Company or any Company Subsidiary, Philips shall make the payment required hereunder directly to the Company or such Company Subsidiary (unless such payment would create adverse tax consequences for Philips, in which case the payment shall be made to Newco).
     (g) Conveyance and Transfer Taxes.
     (i) Each of Newco and Philips shall pay when due one-half of all transfer, documentary, sales, use, stamp, registration and other such Taxes, and one-half of all conveyance fees, recording charges and other fees and charges (including penalties and interest) arising from the purchase of the Company Shares.
     (ii) Philips shall indemnify Newco in the form of an adjustment of the Purchase Price, for all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including penalties and interest) arising from Disentanglement for which Newco, the Company or any such Company Subsidiary is liable (for the avoidance of doubt, other than the purchase by Newco of the Company Shares).
     (iii) The Party that has the primary obligation to do so shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges described in the preceding sentence, and, if required by applicable Law, Philips or Newco, as the case may be shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. To the extent that any Taxes described in the second preceding sentence are required to be collected by Philips and remitted to any

Taxing Authority, Newco shall pay an amount equal to one-half of such Taxes to Philips, and Philips shall remit such Taxes to the Taxing Authority.
     (iv) For the avoidance of doubt, this subsection (g) shall have priority over any other provision of this Section 6.9, and Losses relating to conveyance and transfer taxes referred to in Section 6.9(g)(ii) shall be subject to Section 8.5.
     (h) Limitations. The obligations of Philips pursuant to this Section 6.9 are not limited by the provisions of Section 8.1 or Section 8.2 of this Agreement.
     Section 6.10 Release of Obligations. (a) Each Party shall procure that any trade receivables and trade payables owed between Philips and its Affiliates (excluding the Company and the Company Subsidiaries) on the one hand and the Company and the Company Subsidiaries on the other hand, that remain outstanding at the Closing, will be settled in cash in accordance with the usual terms and conditions of trading between such entities or, if there are no such terms and conditions, within thirty (30) days of receipt of an invoice.
     (b) At the Closing, except with respect to Liabilities referred to in Section 6.10(a) and Liabilities pursuant to ongoing commercial arrangements, (i) Philips shall, on behalf of itself and each of its Affiliates (excluding the Company and the Company Subsidiaries), execute and deliver to Newco, for the benefit of the Company and the Company Subsidiaries, a general release and discharge, in form and substance reasonably satisfactory to Newco, releasing and discharging the Company and the Company Subsidiaries from any and all Liabilities to Philips or its Affiliates (excluding the Company and the Company Subsidiaries) in relation to the Business, including any Liabilities arising from the representations and warranties given by the Company pursuant to Article IV hereof (but otherwise excluding any Liabilities covered by this Agreement or any Ancillary Agreement) and (ii) Newco shall, on behalf of itself and each of its Affiliates, execute and deliver to Philips, for the benefit of Philips and its Affiliates (excluding the Company and the Company Subsidiaries), a general release and discharge, in form and substance reasonably satisfactory to Philips, releasing and discharging Philips and its Affiliates (excluding the Company and the Company Subsidiaries) from any and all Liabilities to Newco or its Affiliates in relation to the Business (other than any Liabilities covered by this Agreement or any Ancillary Agreement). Newco may elect that the release and discharge referred to in this Section 6.10(b) may be effected by way of an assignment or assumption of balances.
     (c) The Parties agree that the Company shall use reasonable efforts to use the Net Debt Financing Amount for the payment of the purchase price owed by the Company or any Company Subsidiary under any Local Business Transfer Agreement or Local Share Transfer Agreement and any intercompany loans extended by Philips to the Company or any Company Subsidiary in connection with the Company’s acquisition of the Business from Philips, other than trade receivables and payables (collectively, the

“Intercompany Loans”). If the Net Debt Financing Amount is less than the aggregate amount of the Intercompany Loans, the balance shall be subject to the release and discharge referred to in this Section 6.10(b)(i), provided that Newco shall have the right to require Philips to effect such release and discharge by way of an assignment of such balance to Newco. If the Net Debt Financing Amount is greater than the aggregate amount of the Intercompany Loans, the balance shall be treated as the extension of a loan from the Company to Philips, which shall be subject to the release and discharge referred to in this Section 6.10(b)(ii), provided that Newco shall have the right to require Philips to effect such release and discharge by way of an assumption of such balance by Newco.
     Section 6.11 Further Assurances. From time to time after the Closing Date, each Party promptly shall, and shall cause its Affiliates to, execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other Party and necessary for the requesting party to satisfy its obligations under this Agreement or to obtain the benefits of the Transaction. Without limiting the generality of the foregoing, to the extent that Newco or Philips discover following Closing that any asset (except as specifically contemplated by Section 2.6) that was intended to be transferred pursuant to this Agreement was not transferred at the Closing, Philips shall use its reasonable best efforts to, or to cause its Affiliates promptly to, assign and transfer to the Company or the relevant Company Subsidiary all right, title and interest in such asset. Furthermore, to the extent that any Antitrust Approval is not obtained or any applicable waiting period under any Antitrust Law has not expired or been terminated as of the Closing, Newco shall continue to use its reasonable best efforts to obtain such Antitrust Approval or to cause the expiration or termination of any applicable waiting period under any Antitrust Law as soon as practicable. During the period from the Closing to the date of transfer of such asset or the receipt of such Antitrust Approval or the expiration or termination of any applicable waiting period under any Antitrust Law, Philips shall, to the extent permitted by applicable Antitrust Law, use its reasonable best efforts to, or to cause its Affiliates to (a) operate the relevant asset or entity in accordance with instructions received from the Company, provided that any costs and expenses incurred in connection therewith shall be borne by the Company and (b) as promptly as practicable make available to the Company or the relevant Company Subsidiary any dividends paid and other distributions made by and any other economic benefits generated by the relevant asset or entity, provided that the Company shall be responsible for the obligations relating to and costs of ownership and operation of any such asset or entity.
     Section 6.12 Non-Solicit. (a) Philips agrees that, for a period of one (1) year from and after the Closing Date, it shall not, and shall cause its Affiliates not to, without the prior written consent of Newco, directly or indirectly, (i) hire, (ii) enter into a consulting agreement with or (iii) solicit, encourage or induce to terminate an existing employment or consulting relationship with any Employee holding a managerial position at the Closing. The foregoing restrictions shall not preclude Philips or its Affiliates from hiring or entering into a consulting agreement with any Employee who (i) initiated discussions with Philips or its Affiliates that ultimately lead to the hiring of or entering into a consulting agreement with such Employee without being directly or indirectly solicited to do so by Philips or its Affiliates, (ii) approached Philips or its Affiliates in response to a general solicitation in newspapers or other media not targeted toward Employees or (iii) was terminated by the Company or any Company Subsidiary prior to the commencement of discussions with Philips or its Affiliates.
     (b) Newco agrees that for a period of one (1) year from and after the Closing Date, it shall not, and shall cause its Affiliates not to, without the prior written consent of Philips, directly or indirectly, (i) hire, (ii) enter into a consulting agreement with or (iii) solicit, encourage or induce to terminate an existing employment or consulting relationship with any employee of Philips or an Affiliate of Philips holding a managerial position at the Closing. The foregoing restrictions shall not preclude Newco or its Affiliates from hiring or entering into a consulting agreement with any such employee who (i) initiated discussions with Newco or its Affiliates that ultimately lead to the hiring of or entering into a consulting agreement with such employee without being directly or indirectly solicited to do so by Newco or its Affiliates, (ii) approached Newco or its Affiliates in response to a general solicitation in newspapers or other media not targeted towards employees of Philips or Affiliates of Philips or (iii) was terminated by Philips or any Affiliate of Philips prior to the commencement of discussions with Newco or its Affiliates.
     Section 6.13 Confidentiality. (a) Philips shall, and shall cause each of its Affiliates to, treat as confidential and shall safeguard any and all information, knowledge and data relating to the Business, in each case by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Philips or its Affiliates used with respect thereto prior to the execution of this Agreement.
     (b) Newco shall treat as confidential and shall safeguard any and all information, knowledge or data included in any information relating to the business of Philips and its Affiliates other than the Business that becomes known to Newco as a result of the Transaction except as otherwise agreed to by Philips in writing; provided, however, that nothing in this Section 6.13(b) shall prevent the disclosure of any such information, knowledge or data to any directors, officers or employees of Newco to whom such disclosure is necessary or desirable in the conduct of the Business if such Persons are informed by Newco of the confidential nature of such information and are directed by Newco to comply with the provisions of this Section 6.13(b).
     (c) Newco and Philips acknowledge that the confidentiality obligations set forth in this Agreement shall not extend to information, knowledge and data that is publicly available or becomes publicly available through no act or omission of the Party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the Party owing a duty of confidentiality so long as such source is not known by such Party to be bound by a confidentiality agreement with or other obligations of secrecy to the other Party.

     (d) In the event of a breach of the obligations under this Agreement by Newco or Philips, the other Party, in addition to all other available remedies, will be entitled to injunctive relief to enforce the provisions of this Section 6.13 in any court of competent jurisdiction.
     Section 6.14 Dividends. Philips shall deliver to Newco on the Closing Date a statement summarizing all cash dividends paid and distributions made by the Company or any Company Subsidiary during the period from January 1, 2006 to the Closing Date.
     Section 6.15 Ancillary Agreements. Philips shall not and shall procure that none of its Subsidiaries shall claim from or pursue a claim against the Company or any of its Subsidiaries under any Ancillary Agreement in the event that the fact or circumstance giving rise to such claim is the subject of an indemnification claim under the body of this Agreement for which Philips is liable, it being further agreed that, in the event of Philips being found liable under the body of this Agreement after the claim has been satisfied under the relevant Ancillary Agreement, Philips shall procure that the Company or the relevant Subsidiary of the Company is reimbursed with the amount paid to Philips or its relevant Subsidiary by the Company or its relevant Subsidiary in respect of the relevant claim under the relevant Ancillary Agreement. For the avoidance of doubt, the exclusion of representations, warranties and indemnities set out in the various Ancillary Agreements will be entirely without prejudice to the representations, warranties and indemnities set out in the main body of this Agreement.
ARTICLE VII
CONDITIONS TO CLOSING
     Section 7.1 Conditions to the Obligations of Newco and Philips. The obligations of Philips and Newco to effect the Closing shall be subject to the satisfaction or waiver by Philips and Newco on or prior to the Closing Date of each of the following conditions:
     (a) Antitrust. The Initial Closing Antitrust Approvals shall have been obtained or, alternatively, any waiting periods under the Initial Closing Antitrust Laws shall have expired or been terminated.
     (b) No Violation of Laws and Governmental Orders. No Governmental Order shall have been entered and remain in effect, and no Law shall have been enacted, entered, enforced or promulgated by any Governmental Authority and be in effect, which in either case would restrain, enjoin or otherwise prevent the performance of this Agreement or the consummation of the Transaction in accordance with the terms of this Agreement.
     (c) Disentanglement; Sufficiency. The Disentanglement shall have been completed in all material respects in accordance with the Disentanglement Schedule and, except as otherwise set forth in this Agreement, the assets, properties and rights of the

Company and the Company Subsidiaries as of the Closing, when taken together with the services to be provided (and the assets, properties and rights of Philips and its Affiliates to be used in providing such services), and the assets, properties and rights to be leased or licensed, to the Company and the Company Subsidiaries by Philips and its Affiliates pursuant to the Ancillary Agreements and the benefits to be made available to the Company and the Company Subsidiaries pursuant to Section 6.11, shall constitute all the assets, property and rights necessary for the Company and the Company Subsidiaries to conduct the Business in all material respect as conducted immediately prior to the Closing by the Company and the Company Subsidiaries.
     (d) Debt Financing. Philips shall have received the Net Debt Financing Amount from the Company in accordance with Section 6.10(c), with the Debt Financing Amount having been received by the Company on terms and conditions which, taken as a whole, are no less favorable to the Company in any material respect than those set out in the Debt Commitment Letter, no material conditions to the Debt Financing Commitment shall have been waived without the prior written consent of Newco (such consent not to be unreasonably withheld).
     Section 7.2 Conditions to the Obligations of Newco. The obligation of Newco to effect the Closing shall be subject to the satisfaction (or waiver by Newco) on or prior to the Closing Date of each of the following conditions:
     (a) Representations and Warranties. Each of the representations and warranties of each of Philips and the Company contained in this Agreement that is qualified by a Philips Material Adverse Effect and each of the representations contained in Section 3.1, Section 3.2, Section 3.5, Section 4.1(a) (insofar as the Company is concerned) and Section 4.2 shall be true and correct as of the date hereof and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date which shall speak only as of such date) and each of the representations and warranties of Philips contained in this Agreement that is not qualified by a Philips Material Adverse Effect, except for the representations contained in Section 3.1, Section 3.2, Section 3.5, Section 4.1(a) (insofar as the Company is concerned) and Section 4.2, shall be true and correct with only such exceptions as have not had or resulted in or would not be reasonably likely to have or result in a Philips Material Adverse Effect as of the date hereof and as of the Closing as if made on and as of the Closing (except for such representations and warranties as are made as of a specific date which shall speak only as of such date).
     (b) Covenants. Philips and the Company shall have duly performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by them at or before the Closing.
     (c) Certificate. Newco shall have received a certificate, signed by a duly authorized officer of each of Philips and the Company and dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.
     Section 7.3 Conditions to the Obligations of Philips. The obligation of Philips to effect the Closing is subject to the satisfaction (or waiver by Philips) on or prior to the Closing Date of each of the following conditions:
     (a) Representations and Warranties. Each of the representations and warranties of Newco contained in this Agreement that is qualified by a Newco Material Adverse Effect and each of the representations contained in Section 5.1 and Section 5.2 shall be true and correct as of the date hereof and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date which shall speak only as of such date) and each of the representations and warranties of Newco contained in this Agreement that is not qualified by a Newco Material Adverse Effect, except for the representations contained in Section 5.1 and Section 5.2, shall be true and correct with only such exceptions as have not had or resulted in or would not be reasonably likely to have or result in a Newco Material Adverse Effect as of the date hereof and as of the Closing as if made on and as of the Closing (except for such representations and warranties as are made as of a specific date which shall speak only as of such date).
     (b) Covenants. Each of the covenants and agreements of Newco to be performed on or prior to the Closing shall have been duly performed in all material respects.
     (c) Certificate. Philips shall have received a certificate, signed by a duly authorized officer of Newco and dated the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.
ARTICLE VIII
SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES
     Section 8.1 Survival. The representations and warranties of Philips and Newco contained in this Agreement shall survive the Closing for the period set forth in this Section 8.1. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate upon the expiration of one year after the Closing Date, except that (i) the representations and warranties contained in Section 3.1, Section 3.2, Section 3.5, Section 4.1(a), Section 4.2, Section 4.5(b), Section 5.1 and Section 5.2 shall survive until the expiration of the applicable statute of limitations and (ii) the representations and warranties contained in Section 4.8, Section 4.11 and Section 4.14 shall terminate upon the expiration of two years after the Closing Date.
     Section 8.2 Indemnification by Philips. (a) Philips hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Newco from, against and in respect of any Losses suffered by Newco, the Company or any Company

Subsidiary resulting from (i) any breach of any representation or warranty made by Philips contained in this Agreement for the period such representation or warranty survives (other than those in Section 4.8, which shall be subject solely to the provisions of Section 6.9(f)) (it being understood that for purposes of this Section 8.2(a) any qualifications relating to a Philips Material Adverse Effect contained in such representation or warranty (other than in Section 4.4) shall be disregarded for purposes of determining whether such representation or warranty was breached), (ii) the claims raised by Company X (“Company X”) as summarized in Section 4.9 of the Disclosure Letter as well as any related claims raised by Company X or any of its Affiliates prior or following the Date of this Agreement (together the “Company X Claims”) (any Losses relating to such claims, the “Company X Losses”) or (iii) any breach of any covenant or agreement of Philips contained in this Agreement. In the event that an indemnified Loss is incurred by the Company or any Company Subsidiary, Philips shall make the payment required hereunder directly to the Company or such Company Subsidiary (unless such payment would create adverse tax consequences for Philips, in which case the payment shall be made to Newco).
     (b) Notwithstanding Section 8.2(a), Philips shall not be liable to Newco for any Losses (other than any Company X Losses, for which Philips shall be liable in their entirety, provided that Newco has complied with its obligations pursuant to Section 8.4(f)) unless such Losses exceed (i) an amount equal to €1 million with respect to each individual indemnification claim or series of related claims arising out of the same facts or circumstances or (ii) an aggregate amount equal to two percent (2%) of the Purchase Price, and then for the total and not only for Losses in excess of that amount and up to an aggregate amount equal to ten percent (10%) of the Purchase Price, provided that the limitations hereunder shall not apply in respect of any liability of Philips under Section 6.3 (provided, however, that Philips shall not be liable to Newco for any Losses resulting from a breach by Philips of Section 6.3, unless such Losses exceed in the aggregate €10 million) or a breach of the representations and warranties set out in Section 3.1, Section 3.2, Section 3.5, Section 4.1(a), Section 4.2 and Section 4.5(b).
     Section 8.3 Indemnification by Newco. Newco hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless Philips from, against and in respect of any Losses suffered by Philips resulting from (a) any breach of any representation or warranty made by Newco contained in this Agreement for the period such representation or warranty survives or (b) any breach of a covenant or agreement of Newco contained in this Agreement.
     Section 8.4 Third Party Claim Indemnification Procedures. (a) In the event that any written claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Party entitled to indemnification under Section 8.2 or Section 8.3 (an “Indemnified Party”) is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than ten days following such Indemnified Party’s receipt of a Third Party Claim, notify the Indemnifying Party in writing of such Third

Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall affect the rights of an Indemnified Party under this Agreement only to the extent that such failure has a material prejudicial effect on the amount of Losses or on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim.
     (b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Party shall participate in any such defense at its expense unless (i) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both Parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (ii) the Indemnified Party assumes the defense of a Third Party Claim after the Indemnifying Party has failed to diligently pursue a Third Party Claim it has assumed, as provided in the first sentence of Section 8.4(c). The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (ii) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, (iii) a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Party or any of its Affiliates or (iv) any monetary liability of the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party.
     (c) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise or (ii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within ten days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified

Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.
     (d) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents, and employees; it being understood that the costs and expenses of the Indemnified Party relating thereto shall be Losses.
     (e) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.
     (f) Notwithstanding anything in Article VIII to the contrary but subject to this Section 8.4(f), the Parties agree that from the date hereof Philips shall have the sole right to defend and/or settle the Company X Claims as well as any claims by which recourse is sought against any suppliers of the red phosphorus molding compound (or any of their Affiliates, agents or intermediaries) (collectively, the “Related Claims”) and the sole power to direct and control such defense and/or settlement at its cost. Philips undertakes to keep Newco informed on all material developments concerning the Company X Claims and the Related Claims. Newco shall, and shall cause the Company and the Company Subsidiaries to, cooperate in all commercially reasonable ways with Philips and at Philips’ cost and expense (except as set forth below) in connection with the defense and/or settlement of the Company X Claims and any Related Claims, including without limitation by (i) furnishing promptly all information requested by Philips that may be necessary or desirable in connection with such defense and/or settlement or that otherwise relates to the Company X Claims or any Related Claims, (ii) providing personnel (including, but not limited to, Guido Dierick, Koen van Holten, Eef Bagerman, Wouter Schuddeboom, Alain Andres, François Quinones, Lennart Nilsson and Mikael Gustafsson, all of whom shall cooperate in relation to the Company X Claims and any Related Claims in the same manner as prior to the date hereof) as requested by and at no cost to Philips (other than for reasonable out of pocket expenses) and (iii) consulting and cooperating with Philips in the preparation of analyses, appearances, presentations, memoranda, briefs, arguments, opinions, filings, notifications and proposals made or submitted by Philips in connection with the Company X Claims or any Related Claims. In addition, Newco shall, and shall cause the Company and the Company Subsidiaries to, take all actions reasonably requested by Philips to facilitate resolution of the Company X Claims and any Related Claims provided that (i) such actions are not unduly disruptive to the Business and (ii) Philips reimburses Newco, the Company and the Company Subsidiaries for all costs and expenses associated with such actions (including costs and expenses in the form of discounts granted by the Company on future purchases to be made by Company X as part of any settlement, which costs and expenses shall be set off against any benefits to the Company that may arise in the context of such settlement). The final sentence of Section 8.4(b) shall apply equally to this Section 8.4(f).
     Section 8.5 Adjustments to Losses.
     (a) Insurance. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted.
     (b) Purchase Price Adjustment. In calculating the amount of any Loss for which Newco is entitled to indemnification under this Agreement, the amount of any reserve reflected in the Closing Date Financial Statements specifically related to such Loss shall be deducted. Newco shall not be indemnified to the extent the matter in question has been resolved and resulted in a Purchase Price Adjustment pursuant to Section 2.7.
     (c) Taxes. In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized (including the utilization of a Tax loss or Tax credit carried forward) as a result of such Loss by the Party claiming such Loss, and there shall be added an amount equal to any Tax imposed on the receipt of any indemnity payment with respect thereto. The amount of a net Tax benefit shall be the present value of the Tax benefit as of the date of any indemnification payment (using the interest rate calculation of Section 6621(a)(2) of the Code and assuming the Indemnified Party has sufficient Taxable income or other Tax attributes to permit the utilization of such Tax benefit at the earliest possible time) multiplied by (i) the combined applicable effective corporate tax rates in effect at the time of the indemnity payment or (ii) in the case of a credit, 100%.
     (d) Reimbursement. If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification under this Agreement after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article VIII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of Loss.
     Section 8.6 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article VIII, by wire transfer of immediately available funds, promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification under this Agreement, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable under this Agreement no later than three days following any final determination of such Loss and the Indemnifying Party’s liability therefore. A “final determination” shall exist when (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment, or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the Parties have agreed to submit thereto.
     Section 8.7 Characterization of Indemnification Payments. All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 8.2 and Section 8.3 shall be treated as adjustments to the Purchase Price for Tax purposes.
     Section 8.8 Mitigation. (a) Each Indemnified Party shall use its commercially reasonable efforts to mitigate any indemnifiable Loss. In the event an Indemnified Party fails to so mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that could reasonably have been avoided had the Indemnified Person made such efforts. Without limiting the foregoing, after Newco acquires knowledge of any fact or circumstance that results in or reasonably would be expected to result in an indemnified Loss or Third Party Claim under this Agreement, Newco shall notify Philips promptly and implement such reasonable actions as Philips shall request in writing for the purposes of mitigating the possible Losses arising therefrom (such actions, “Mitigation Actions”). In determining whether a proposed Mitigation Action is reasonable, the Parties will take into account, among other relevant factors, (i) the requirements of Law, (ii) what is reasonably advisable in order to avoid a material potential liability, (iii) the industry standards and practices in respect of similar facts and circumstances, (iv) the economic, regulatory, legal, administrative and other costs and benefits of such action (as opposed to no action or alternative possible actions) to Newco and its Affiliates (without regard to the existence of any indemnification obligation of Philips under this Article VIII) and (v) the interest of the Company and the Company Subsidiaries in maintaining good commercial relationships with its employees, customers and suppliers.
     Section 8.9 Remedies. Following the Closing the rights and remedies of Philips and Newco under this Article VIII shall be exclusive and in lieu of any and all other rights and remedies which Philips and Newco may have under this Agreement or otherwise against each other with respect to the Purchase for monetary relief with respect to any breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement, and Newco and Philips each expressly waives any and all other rights or causes of action it or its Affiliates may have against the other Party or its Affiliates now or in the future under any Law with respect to the subject matter hereof. In the event the Closing contemplated hereunder does not occur, Philips acknowledges that its recourse against Newco, the Investors and others as set forth in the Investor Equity Commitment Letter is limited by the arrangements in the Investor Equity

Commitment Letter, and Newco acknowledges that its recourse against Philips is limited by the arrangements in the Philips Equity Commitment Letter.
     Section 8.10 Waiver. As of the Closing, Philips shall waive any and all claims against any Employees in connection with their employment by Philips or any Affiliate of Philips or in connection with their involvement in the preparation of this Agreement or any Ancillary Agreements, except for claims based on willful misconduct or fraud.
ARTICLE IX
TERMINATION
     Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by written agreement of Newco and Philips; or
     (b) by either Newco or Philips, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to March 31, 2007 so long as the terminating Party is not in material breach of its obligations under this Agreement.
     Section 9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any liability to the other Party hereto or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the Parties contained in this Section 9.2 and in Section 10.1, Section 10.4, Section 10.6, Section 10.7, Section 10.8, Section 10.9, Section 10.10, Section 10.11 and Section 10.12 (and any related definitional provisions set forth in Article I), and except that nothing in this Section 9.2 shall relieve any Party from liability for any breach of this Agreement that arose prior to such termination, for which liability the provisions of Article VIII shall remain in effect in accordance with the provisions and limitations of such Article.
ARTICLE X
MISCELLANEOUS
     Section 10.1 Notices. All notices and communications under this Agreement shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier or email, provided that the telecopy or email is promptly confirmed by telephone confirmation thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

To Newco:
KASLION Acquisition B.V.
High Tech Campus 60
5656 AG Eindhoven
The Netherlands
Telephone: (31) 20 5407575
Telecopy: (31) 20 5407500
Email: erik.thyssen@alpinvest.com
Attn: Erik Thyssen
With a copy to:
Kohlberg Kravis Roberts & Co. Ltd.
Stirling Square
7 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: (44) 207 839-9800
Telecopy: (44) 207 839-9801
Email: huthj@kkr.com
Attn: Johannes Huth
Silver Lake Management Company, L.L.C.
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
United States
Telephone: (650) 233-8158
Telecopy: (650) 233-8125
Email: karen.king@silverlake.com
Attn: Karen King, General Counsel
Bain Capital, Ltd.
Devonshire House
Mayfair Place
London W1J 8AJ
United Kingdom
Telephone: (44) 20 7514 5252
Telecopy: (44) 20 7514 5250
Email: mplantevin@baincapital.com
Attn: Michel Plantevin
Apax Partners Beteiligungsberatung GmbH
Possartstrasse 11

81679 München
Germany
Telephone: (49) 89 998909 0
Telecopy: (49) 89 998909 33
Email: Christian.Reitberger@apax.de
Attn: Christian Reitberger

AlpInvest Partners CS Investments 2006 C.V.
Jachthavenweg 118
1081 KJ Amsterdam
The Netherlands
Telephone: (31) 20 5407575
Telecopy: (31) 20 5407500
Email: erik.thyssen@alpinvest.com
Attn: Erik Thyssen
Clifford Chance LLP
Droogbak 1A
1013 GE Amsterdam
The Netherlands
Telephone: (31) 20 711-9000
Telecopy: (31) 20 711-9999
Email: thijs.alexander@cliffordchance.com
Attn: Thijs Alexander
To the Company:
Philips Semiconductors International B.V.
High Tech Campus
Professor Holstlaan 4
Buidling HTC – 60
5656 AA Eindhoven
The Netherlands
Telephone: (31) 40 272-2041
Telecopy: (31) 40 272-4005
Email: guido.dierick@nxp.com
Attn: Guido Dierick
With a copy to:
Kohlberg Kravis Roberts & Co. Ltd.
Stirling Square
7 Carlton Gardens
London
SW1Y 5AD

United Kingdom
Telephone: (44) 207 839-9800
Telecopy: (44) 207 839-9801
Email: huthj@kkr.com
Attn: Johannes Huth
Silver Lake Management Company, L.L.C.
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
United States
Telephone: (650) 233-8158
Telecopy: (650) 233-8125
Email: karen.king@silverlake.com
Attn: Karen King, General Counsel
Bain Capital, Ltd.
Devonshire House
Mayfair Place
London W1J 8AJ
United Kingdom
Telephone: (44) 20 7514 5252
Telecopy: (44) 20 7514 5250
Email: mplantevin@baincapital.com
Attn: Michel Plantevin
Apax Partners Beteiligungsberatung GmbH
Possartstrasse 11
81679 München
Germany
Telephone: (49) 89 998909 0
Telecopy: (49) 89 998909 33
Email: Christian.Reitberger@apax.de
Attn: Christian Reitberger
AlpInvest Partners CS Investments 2006 C.V.
Jachthavenweg 118
1081 KJ Amsterdam
The Netherlands
Telephone: (31) 20 5407575
Telecopy: (31) 20 5407500
Email: erik.thyssen@alpinvest.com
Attn: Erik Thyssen
Clifford Chance LLP

Droogbak 1A
1013 GE Amsterdam
The Netherlands
Telephone: (31) 20 711-9000
Telecopy: (31) 20 711-9999
Email: thijs.alexander@cliffordchance.com
Attn: Thijs Alexander
To Philips:
Koninklijke Philips Electronics N.V.
Breitner Center
Amstelplein 2
1096 BC Amsterdam
The Netherlands
Telephone: (31) 20 597-7232
Telecopy: (31) 20 597-7150
Email: eric.coutinho@philips.com
Attn: Eric Coutinho
With a copy to:
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Telephone: (44) 20 7959-8900
Telecopy: (44) 20 7959-8950
Email: brayg@sullcrom.com
Attn: Garth W. Bray
and
De Brauw Blackstone Westbroek N.V.
Tripolis
Burgerweeshuispad 301
1076 HR Amsterdam
Telephone: (31) 20 577-1421
Telecopy: (31) 20 577-1874
Email: arne.grimme@debrauw.com
Attn: Arne Grimme
     Each such notice, request or communication shall be effective when received or, if given by mail, when delivered at the address or addresses specified in this Section or on the fifth Business Day following the date on which such communication is posted, whichever occurs first.
     Section 10.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Newco and Philips, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. By virtue of effecting the Closing, Newco shall not, and shall not be deemed to, have waived any of its rights to claim under any of the provisions of this Agreement. The rights and remedies in this Agreement provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except as otherwise specifically provided in Article VIII hereof.
     Section 10.3 No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. None of the Parties may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party, except as provided in Section 10.5 and except that each of Newco and Philips may assign any and all of its rights under this Agreement or any Ancillary Agreement to one or more of its wholly owned subsidiaries (but no such assignment shall relieve Newco or Philips, as applicable, of any of its obligations under this Agreement). Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Newco, Philips, the Indemnified Parties and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement.
     Section 10.4 Entire Agreement. This Agreement (including all Schedules and Exhibits) and the Ancillary Agreements contain the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.
     Section 10.5 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.
     Section 10.6 Public Disclosure. Notwithstanding anything to the contrary contained in this Agreement, except as may be required to comply with the requirements of any applicable Law and the rules and regulations of any stock exchange upon which the securities of one of the Parties is listed, from and after the date hereof, no press release or similar public announcement or communication shall be made or caused to be made relating to this Agreement unless specifically approved in advance by both Parties.

     Section 10.7 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Purchase is consummated, all costs and expenses incurred in connection with this Agreement and the Purchase shall be borne by the Party incurring such costs and expenses. From and after Closing, the Company will pay all transaction costs relating to the Debt Financing and the Revolving Credit Facility incurred by Philips or by Newco or any of its direct or indirect shareholders, or by any of Philips’ and Newco’s respective managers or advisors, including, in each case, the commissions, fees and expenses of any external advisers related thereto.
     Section 10.8 Due Diligence Information; Schedules. The disclosure of any matter in the Due Diligence Information or any Schedule shall be deemed to be a disclosure for all purposes of this Agreement to which such matter could reasonably be expected to be pertinent, but shall not be deemed to constitute an admission by Philips or Newco or to otherwise imply that any such matter is material for the purposes of this Agreement.
     Section 10.9 Governing Law; Submission to Jurisdiction; Selection of Forum. This Agreement and any agreements to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the laws of The Netherlands. Except for the dispute resolution mechanism provided for in Section 2.7, Philips and Newco irrevocably agree that all disputes which may arise out of or in connection with this Agreement and the existence and validity thereof, shall be exclusively resolved by the district court of Amsterdam, The Netherlands.
     Section 10.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.
     Section 10.11 Headings. The heading references in this Agreement and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.
     Section 10.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     IN WTINESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

Koninklijke Philips Electronics N.V.

By:	/s/ E.P. Coutinho
Title:	General Secretary

Philips Semiconductors International B.V.

By:	/s/ G.R.C. Dierick
Title:	General Counsel

KASLION Acquisition B.V.

By:	/s/ E.M.J. Thyssen
Title:	Managing Director Alpinvest Partners 2006 B.V.

By:	/s/ C.F. de Ru
Title:	Senior Legal Counsel Alpinvest Partners 2006 B.V.

By:	/s/ Nicolas Cattelain

By:	/s/ Axel Holtrup
Title:	Director Silverlake
[Stock Purchase Agreement Signature Page]